05012459

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REGISTRANT'S NAME Beijing Beida Jade Bird Universal Sci-Tech Company Limited

*CURRENT ADDRESS 3rd Floor, Beida Jade Bird Building
No. 207 Chengfu Road, Haidian District
Beijing 100871 PRC

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 10 2005
THOMSON FINANCIAL

FILE NO. 82- 34651 FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☒

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DAT : 11/10/05

12-31-04
AR/S

青鸟环宇
JADE BIRD UNIVERSAL

Annual Report 2004 年報





北京北大青鳥環宇科技股份有限公司
Beijing Beida Jade Bird Universal Sci-Tech Company Limited

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "STOCK EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

This annual report, for which the directors of Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Directors") collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on GEM of The Stock Exchange for the purpose of giving information with regard to Beijing Beida Jade Bird Universal Sci-Tech Company Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief:– (1) the information contained in this annual report is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this annual report misleading; and (3) all opinions expressed in this annual report have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

香港聯合交易所有限公司(「聯交所」)創業板(「創業板」)之特色

創業板乃為帶有高投資風險之公司提供上市之市場。尤其在創業板上市之公司毋須有過往溢利記錄,亦毋須預測未來溢利。此外,在創業板上市之公司可因其新興性質及該等公司經營業務之行業或國家而帶有風險。有意投資之人士應了解投資於該等公司之潛在風險,並應經過審慎周詳之考慮後方作出投資決定。創業板之高風險及其他特色表示創業板較適合專業及其他經驗豐富之投資者。

鑑於在創業板上市之公司屬於新興性質,在創業板買賣之證券可能會較於聯交所主板買賣之證券承受較大之市場波動風險,同時無法保證在創業板買賣之證券會有高流通量之市場。

創業板發佈資料之主要方法為透過聯交所操作之互聯網網頁上刊登。上市公司毋須在憲報指定報章刊登付款公佈披露資料。因此,有意投資之人士應注意彼等能閱覽創業板網頁,以便取得創業板上市發行人之最新資料。

根據香港聯合交易所有限公司創業板證券上市規則提供北京北大青鳥環宇科技股份有限公司之資料,董事經作出一切合理查詢後確認,就彼等深知及確信:(1)本公佈所載資料在各重大方面均屬準確及完整,且無誤導成份;(2)本公佈並無遺漏其他事實,致使其任何聲明產生誤導;及(3)本公佈所表達之一切意見乃經過審慎周詳考慮後始行作出,並以公平及合理之基準及假設為依據。

CONTENTS

CORPORATE PROFILE

Beijing Beida Jade Bird Universal Sci-Tech Company Limited ("the Company") was incorporated in the People's Republic of China ("the PRC") on 29 March 2000 as a Sino-foreign joint stock company with limited liability under the PRC Company Law. The Company was listed on Growth Enterprise Market ("GEM") on 27 July 2000 and was the first H Share listed on GEM. (Stock Code: 8095)

The Company is one of the leading software developers and integrated circuit designers in the PRC with expertise in developing software applications and designing integrated circuits for embedded system products.

The Company and its subsidiaries ("the Group") are engaged in the research, development, manufacturing, marketing, and sale of embedded system products including, Network Security Products, Wireless Fire Alarm Systems, Application Specific Integrated Circuits, Smart Card Application Systems, Remote Automatic Meter-Reading Systems and related products. The Group is also engaged in the sales of computer products and provision of total solutions services through the applications of its existing embedded system products.

FINANCIAL HIGHLIGHTS

RMB'000	**2004**	2003	2002	2001	2000
Turnover	**130,503**	199,740	250,463	124,617	60,843
Investment income	**289,214**	–	–	–	–
Operating expenses	**(180,859)**	(185,305)	(188,155)	(90,346)	(37,395)
Operating profit	**243,179**	16,312	63,568	35,531	24,341
Earnings before interest, tax, depreciation, amortization, impairment of goodwill and minority interest	**255,811**	25,745	72,681	40,641	27,301
Net profit from ordinary activities attributable to shareholders	**234,185**	7,136	42,646	37,510	31,067
Earnings per share – basic (*RMB* cents)	**20.4**	0.7	4.4	3.9	3.8
Dividend per share – (*RMB* cents)	**1**	N/A	N/A	0.5	0.5
Total assets	**1,188,482**	995,055	877,955	831,372	386,800
Total liabilities	**366,614**	454,757	427,373	425,817	15,493
Minority interests	**3,470**	6,131	8,759	1,558	–
Shareholders' equity	**818,398**	534,167	441,823	403,997	371,307

CORPORATE INFORMATION

EXECUTIVE DIRECTORS

Mr. Xu Zhen Dong *Chairman*
Mr. Xu Zhi Xiang
Mr. Zhang Wan Zhong

NON-EXECUTIVE DIRECTORS

Mr. Lo Lin Shing, Simon
Mr. Liu Yong Jin
Mr. Hao Yi Long
Mr. Wu Min Sheng
Mr. Li Li Xin

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Wang Chao Yong
Prof. Nan Xiang Hao
Prof. Chin Man Chung, Ambrose

SUPERVISORS

Mr. Zhang Yong Li
Mr. Du Hong
Ms. Lu Qing
Mr. Li De Yong
Ms. Dong Xiao Qing

FINANCIAL CONTROLLER & COMPANY SECRETARY

Mr. Wong Tak Chuen, *FCPA, FCCA*

HONG KONG SHARE REGISTRAR & TRANSFER OFFICE

Hong Kong Registrars Limited
46th Floor
Hopewell Centre
183 Queen's Road East
Hong Kong

LEGAL ADDRESS

Rooms 1117/1119
Zhongcheng Building
Haidian Road
Beijing 100080
PRC

PRINCIPAL PLACE OF BUSINESS IN THE PRC

3rd Floor, Beida Jade Bird Building
No. 207 Chengfu Road
Haidian District
Beijing 100871
PRC
Tel: (86) 10 6275-1795
Fax: (86) 10 6275-8434

PLACE OF BUSINESS IN HONG KONG

Unit 02, 7th Floor
Asia Pacific Centre
8 Wyndham Street
Central
Hong Kong
Tel: (852) 2521-1668
Fax: (852) 2521-1669

WEBSITE OF THE COMPANY

www.jbu.com.cn

AUDITORS

Ernst & Young
Certified Public Accountants
15th Floor, Hutchison House
10 Harcourt Road
Central
Hong Kong

CHAIRMAN'S STATEMENT

During the year, the Group achieved a very substantial growth of operating profit from RMB16 million in 2003 to RMB243 million, despite the fact that the Group's turnover decreased by 35% to RMB131 million for the year as compared to last year's RMB200 million. The huge increase in operating profit is largely attributable to the disposal of part of the Group's interest in Semiconductor Manufacturing International Corporation ("SMIC") as mentioned in next paragraph.

In March 2004, SMIC issued a prospectus in relation to the global offering of its shares. In this connection, the Group disposed of part of its shares investment in SMIC of 156,842,000 shares with net proceeds of approximately RMB437 million and a gain of approximately RMB289 million. After the disposal, the Group still holds 383,163,400 ordinary shares in SMIC, representing approximately 2.1% of the issued share capital of SMIC.

Among the Group's different business segments, the wireless fire alarm system ("WFAS") was the biggest profit contributor. For the year ended 31 December 2004, the turnover and profit contributed from the wireless fire alarm system products were RMB44,244,000 and RMB7,302,000 respectively.

The success of WFAS was principally due to the improved product quality and reliability in attracting customers of different industrial sectors. Accompanied by the expansion of distribution network across the nation in the People's Republic of China (the "PRC") and the strengthening of the after-sale services, WFAS is capable to attain a significant growth in revenue by 42% from last year's; and together with the improved gross margin through tighter cost control, WFAS is capable to become the Group's biggest contributing business segment in this year. WFAS is one of the top five fire alarm participants in the PRC market.

During the year, the Group had also rationalized its business operating structure by disposing its 60% subsidiary, Beijing Beida Jade Bird Silicon Innovation Company Limited, whose operating results for few years after establishment were below the Board's expectation.

The prevailing information technology ("IT") market is very competitive in the PRC and most of the IT participants is confronting with new challenge. Under this circumstances, the Group is finding its way to diversify and explore new avenue. In March 2005, the Group had taken its move to sign up a conditional agreement to invest into a transportation hub property project in city centre of Beijing on the Board's believing in the potential of the property sector of Beijing before and after the 2008 Olympics Games. The Board at the same time hope this property project, after the Group's equity interest is secured in the future, could bring in new opportunity to the Group's existing IT businesses in terms of, for example, provision of wireless fire alarm systems and network security systems etc.

Xu Zhen Dong
Chairman

Beijing, the People's Republic of China
30 March 2005

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL REVIEW

Turnover

The audited consolidated turnover of the Group for the year ended 31 December 2004 amounted to RMB130,503,000 (2003 – RMB199,740,000).

The decrease in turnover was primarily due to a substantial reduction in both the sales of embedded systems and related products which recorded a decrease of RMB37.7 million to RMB77.2 million from RMB114.9 million in last year, as well as the sale of computer products which recorded a decrease of RMB19.5 million to RMB50.9 million from RMB70.4 million in last year. The higher margin total solution services business also experienced a significant decrease of RMB12.0 million to RMB2.4 million from RMB14.4 million in last year. The overall decrease is mainly attributable to the competitive market in the PRC and the lower than expected revenue achieved by a subsidiary disposed near the year end which was engaged in integrated circuits business. For the year ended 31 December 2004, the turnover from the sales of embedded system products and related products, sales of computer products and total solution services were approximately 59%, 39% and 2% respectively as compared to the more evenly distributed sales mix of 57%, 35% and 8% respectively in the last year.

Operating Profit

The operating profit of the Group for the year ended 31 December 2004 amounted to RMB243,179,000 (2003 – RMB16,312,000). The significant increase was due to the recording of the investment income of RMB289,214,000 (2003: Nil) on disposal of part of the Group's interest in Semiconductor Manufacturing International Corporation ("SMIC") in March 2004.

On the other hand, the operating results of the Group in other areas were affected by the decrease in the revenue of total solution services which carried a higher margin. In addition, sales of embedded systems as well as sales of computer products also recorded decrease in gross profit margin. During the year, the Group also recorded a substantial provision for doubtful debts of RMB34,534,000 (2003: write-back of RMB1,603,000) because the management adopted a conservative approach in one-off re-assessing the recoverable value of long outstanding accounts receivable.

Finance Cost

The interest expense recorded a slight decrease of RMB1.1 million to RMB11.3 million from RMB12.4 million in last year. It was mainly due to the USD10 million partial repayment of the Group's bank loan during the year.

Management Discussion and Analysis

Profit Attributable to Shareholders

The profit attributable to shareholders and earnings per share of the Group for the year ended 31 December 2004 were RMB234,185,000 (2003 – RMB7,136,000) and RMB20.4 cents (2003 – RMB0.7 cent) respectively.

Liquidity and Financial Resources

The Group has financed its operation mainly by equity, funds generated from operating activities and short term bank loans.

As at 31 December 2004, the Group had cash on hand of RMB322 million and USD short term bank loans totaling RMB310 million (USD37.5 million) borrowed for financing the investment in SMIC. The aforesaid USD short term bank loans were guaranteed by a shareholder of the Company and a subsidiary of Peking University.

On 8 June 2004, the Company entered into a placing agreement with a placing agent for the placing of 80,800,000 new H Shares at a price of HK$0.75 per H share ("the Placing"). On 18 June 2004, the Company completed the Placing and obtained the approval from GEM Listing Committee for the listing of and permission to deal in the 80,800,000 new H Shares. The proceeds from the Placing were credited to the books of the Company in June 2004 and was used for general working capital purpose. The dealings of new H shares commenced on 21 June 2004.

Other Financial Measures

As at 31 December 2004, the Group had a gearing ratio (the ratio of total borrowings to total equity) and the ratio of current liabilities to total assets of 38% and 31%, respectively.

As at 31 December 2004, the Group had capital commitments of RMB2,461,000 (2003: Nil) and no contingent liabilities. (2003: Nil)

As at 31 December 2004, the Group did not have any buildings, machinery and equipment pledged as collateral for the Group's banking facilities. As at 31 December 2003, the Group's buildings, machinery and equipment with an aggregate net book value of approximately RMB1,097,000 were pledged as collateral for the Group's banking facilities.

Management Discussion and Analysis

BUSINESS REVIEW

Network Security System

During the year, the Group completed the research and development of H323 agent technology and continued develop centralised control channel technology. The Group has completed the production of 70 units of JB-FW1/100 and 8 units of JB-FW1/1000. During the period, the Group completed the grading assessment by China Ministry of Public Security.

During the year, Wuhan Beida Jade Bird Netsoft Company Limited ("Wuhan Netsoft"), a subsidiary of the Company, has completed the research and development of the network management platform software NetSureExpert5.3 version (enhanced version with supporting the multi-layer infrastructure technology) and also NetSureExpert5.31 version. Wuhan Netsoft is currently developing the desktop management function module technology (WMI) and plans to develop NetSureExpert5.4 version, VLAN and MPLS VPN technology. During the year, the following projects were completed: Service contracts with The People's Procuratorate of Wuhan, China Southern Aviation Industry Co., Ltd, PetroChina South China Distribution Ltd, Shandong Tobacco Ltd, North China Pharmaceutical Group Corporation, Department of Education of Guangzhou, Nanjing University of Posts, Harbin Normal University, Handan Municipal Government etc.

For the year ended 31 December 2004, the turnover and loss incurred by the network security system products were RMB9,430,000 and RMB4,325,000 respectively.

Wireless Fire Alarm System

In term of the network, during the period, the Group had completed the research and development of the municipal concentrative fire protection application technology. The Group is researching the application of embedded system on the fire protection application technology, as well as the low-pressured carbon dioxide controller technology. In term of the hardware, during the period, the Group had completed the research and development of the network communication card, the fire alarm controller (linkage), the non-address feeling smoke detector, the non-establishment feeling warm detector product, right now researches and develops the feeling smoke detector (the PIC16F676 chip) the product.

During the period, the Group manufactured 20 units of the JB-QB-JBF-11S/CD6 fire alarm controller (linkage) and 8600 units of the JTW-ZD-LN2110/C non- address feeling warm detector.

During the period, the Group completed the major project for Jingmen Project of Beijing Longjian Group Ltd., Beijing Century Spring Garden Project of Shanghai Hehe Engineering Technology Ltd., State Administration Taxation Huairou Training Centre of Huaian Fair Protection Co., Ltd. and Shuang Garden Project of Beijing Andisheng Security System Autoimmunization Ltd.

Management Discussion and Analysis

During the period, the Group participated in various types of exhibitions, such as the 10th International Fire Fighting Equipment Technological Exchange Exhibition held by China Fire Protection Association, and National Fire Prevention Standardization Technical Committee Sixth Technical Sub-Committee held by National Technical Committee for Fire Protection Standardization, establishment meeting of China Fire Protection Association Electronic Profession Branch held by China Fire Protection Association Fire Prevention Electronic Profession Branch; "Fire Auto-alarm System Construction and Approval Standard" (revision for approval manuscript) the examining committee held by Shenyang Fire Prevention Research Institute of China Ministry of Public Security. As a consequence, the Group's fire protection products were extensively promoted and their brand images were well established in the industry.

For the year ended 31 December 2004, the turnover and profit contributed from the wireless fire alarm system products were RMB44,244,000 and RMB7,302,000 respectively.

Security ICs

During the year, the Group disposed of a 60% held subsidiary, Beijing Silicon Innovation Company Limited for a cash consideration of RMB3,600,000 and at a gain of RMB1,254,000. The disposal was made due to the lower than expected revenue achieved since establishment of the subsidiary few years ago.

For the year ended 31 December 2004, the turnover and profit contributed from the security ICs products were RMB25,434,000 and RMB787,000 respectively.

Smart Card Application System

For the year ended 31 December 2004, the turnover and loss incurred by the smart cards application system products were RMB106,000 and RMB39,000 respectively.

Remote Meter Reading System

For the year ended 31 December 2004, the turnover and loss remote meter reading system products were RMB420,000 and RMB2,390,000 respectively.

Computer products

The significant drop in sale of computer products was predominantly owing to less efforts spent in promoting the sale of computer products in light of the slimmer profit margin under the prevailing highly competitive IT market in the PRC.

For the year ended 31 December 2004, the turnover and profit contributed from computer products were RMB50,869,000 and RMB362,000 respectively.

Semiconductor Manufacturing International Corporation ("SMIC")

2004 was a remarkable year with significant achievements for SMIC. In January 2004, SMIC completed the acquisition of Fab 7, an 8-inch wafer fab located in Tianjin, China, and commenced mass production in May 2004. In March 2004, SMIC successfully completed initial public offering on both the New York Stock Exchange and the Hong Kong Stock Exchange, raising approximately US$1 billion. In July 2004, SMIC commenced pilot production at Fab 4, being China's first 12-inch fab, in Beijing. For the year ended 31 December 2004, SMIC also achieved its first year of profitability.

While 2005 looks to be a year of flat growth for the semiconductor industry with demand improving as the year progresses, SMIC will continue to aggressively pursue new customers both globally and domestically by offering them leading edge foundry services. SMIC believe that the Greater China region will continue to exhibit strong growth and demand.

Government Approval and Awards

In November 2004, the Beida Jade Bird gateway firewall JB-FW1/100 and JB-FW1/1000 was awarded computer information system security specialized product sale permission certificate issued by the China Ministry of Public Security Public Information Network Security Supervision Bureau.

Feeling smoke detector JBF-LN-2100/C and JBF-LN-2110/C obtained the quality approval examination certificate issued by the National Fire Prevention Electronic Products Quality Surveillance Test Center.

Staff

At present, the Group has approximately 225 (2003 – 202) employees, of which 2 possess the doctorate degree, 28 possess the master degree and 122 possess the bachelor degree. Under the Group's existing organization structure, the research, development and technical support team has over 117 members, while the marketing and sales team has 52 members.

PROFILE OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

EXECUTIVE DIRECTORS

Mr. Xu Zhen Dong, aged 41, is an executive Director and the Chairman of the board of Directors of the Company. Mr. Xu is responsible for the Company's overall strategic planning, corporate formulation and financial strategies. In 1987, Mr. Xu graduated from the Computer Science and Technology Department of Peking University. Mr. Xu is the director and general manager of Beijing Beida Jade Bird Limited and the chairman of the board and authorised representative of Weifang Beida Jade Bird Huaguang Technology Company Limited, Shenzhen Macat Optics and Electronics Company Limited and Beijing Beida Culture Development Company Limited.

Mr. Xu Zhi Xiang, aged 40, is an executive Director and the president of the Company. He is responsible for the Company's sales and marketing in the PRC. Mr. Xu graduated from Peking University with a bachelor degree in computer science and technology specialising in software and subsequently obtained a master degree in software engineering and computer science from Software Research Centre of the Science Institute of the PRC. Mr. Xu is also the chairman of the board of Beijing Tianqiao Beida Jade Bird Company Limited and Wuhan Beida Jade Bird Netsoft Company Limited, the director and general manager of Beijing Tianqiao Beida Jade Bird Commercial Information System Company Limited and the director of Shenzhen Macat Optics and Electronics Company Limited.

Mr. Zhang Wan Zhong, aged 42, is an executive Director and vice president of the Company. He is primarily responsible for the overall administration, corporate matters and public relations of the Company. Mr. Zhang graduated from Peking University with a master degree in science. Mr. Zhang held various positions in the administrative arm of Peking University including the professor of the Remote Sensing and Geographic Information System Department of Peking University which was responsible for the State's focal science and technology project relating to key problem solving. Mr. Zhang is also the vice president of Beijing Beida Jade Bird Limited and Beijing Beida Education Investment Company Limited.

NON-EXECUTIVE DIRECTORS

Mr. Lo Lin Shing, Simon, aged 49, is a non-executive Director of the Company. Mr. Lo possesses over 20 years of experience in the financial, securities and futures industries. He has been a member of the Chicago Mercantile Exchange (CME) and IMM since 1986. Mr. Lo is the chairman and an executive director of Cheung Tai Hong Holdings Limited, and the deputy chairman of Tai Fook Securities Group Limited. He is also an executive director of International Entertainment Corporation (formerly known as "Cyber On-Air Group Company Limited") and The Kwong Sang Hong International Limited, and a non-executive director of New World Mobile Holdings Limited, all of which are companies listed on the Stock Exchange.

NON-EXECUTIVE DIRECTORS (Cont'd)

Mr. Liu Yong Jin, aged 57, graduated from the Department of Mathematics of Peking University majoring in computing mathematics and is a researcher and senior engineer of Peking University. Mr. Liu has participated in certain national key scientific and technology projects and has been awarded the second prize in advancement of technology of Peking University and the special prize in science of the former State Ministry of Electronics Industry. Mr. Liu is the Vice President of Beijing Beida Jade Bird Company Limited responsible for human resources, administration and management of business etc.

Mr. Hao Yi Long, aged 41, graduated from the Faculty of Computer of Peking University with a master's degree majoring in microelectronics and has been working with Peking University. Mr. Hao is the chairman of the board of Beijing Beida Yu Huan Microelectronics System Engineering Company, the deputy director of the Institute of Microelectronics of Peking University and a committee member of the Sixth Session of China Electronics and Semiconductor and System Integration Technology Sub-Committee. Mr. Hao has published over 40 theses and acquired two State patents. Mr. Hao's research projects include the design methodology in microelectronics system, modeling, database and simulation in MEMS, MEMS processes development, micro accelerometer and integrated circuits processes development.

Mr. Wu Min Sheng, aged 43, graduated from Beihang University with a bachelor's degree in engineering. Mr. Wu also holds a master's degree from China North Industries Corporation and has principally engaged in the research in computing and power mathematics. He was formerly the sales director (financial industry), assistant to general manager and deputy general manager of Beijing Beida Commercial Information System Company Limited. Mr. Wu is the director and general manager of Beijing Tianqiao Beida Jade Bird Science and Technology Company Limited.

Mr. Li Li Xin, aged 43, graduated from the Faculty of Economics and Management of Tsinghua University with a master's degree. Mr. Li has engaged in specialized investment, establishment, operation and management of enterprises for over ten years and has extensive experience in product development, technology development, market development, capital management and resources integration. Mr. Li joined Beijing Beida Jade Bird Company Limited as vice president in year 2001.

Profile of Directors, Supervisors and Senior Management

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Wang, aged 40, graduated from Rutgers University in the United States of America (the "USA") with a MBA degree and is the founding parnter and chief executive officer of ChinaEquity Investment Co. ("ChinaEquity"), a leading venture capital firm based in the People's Republic of China (the "PRC") focusing on technology, media and telecommunication sector in the Greater China. Prior to founding ChinaEquity in 1999, Mr. Wang has over twelve years of experience in investment banking and financial services with J. P. Morgan Chase & Co., Standard & Poor's, Morgan Stanley Asia Co. in the USA and China Development Bank in the PRC, participated in a wide range of corporate and financial management projects. At present, Mr. Wang also serves as an advisor to the PRC projects in the Global Environment Funds of the World Bank, a special advisor to Personnel Exchanges Center of the China Academy Science of the PRC, and an advisor to the Commerce Bureau of the Beijing Municipal Government of the PRC and the founding Board Governor and the Secretary General of China Venture Capital Association in the PRC. Mr. Wang was appointed as an independent non-executive Director and a member of the audit committee of the Company in December 2004.

Prof. Nan Xiang Hao, aged 69, is an independent non-executive Director and a member of the audit committee of the Company. Prof. Nan is currently a part-time professor in the graduate school of University of Science and Technology of China. Prof. Nan was previously a supervisor of The Third Information Cryptology Commissary of The Chinese Computer Association. Prof. Nan was awarded various science awards such as the Second Prize of State Technological Achievement.

Prof. Chin Man Chung, Ambrose, aged 39, is an independent non-executive Director and a member of the audit committee of the Company. He graduated from the Chinese Language and Literature Department of Peking University with a master degree in Literature. Prof. Chin is currently a professor of the faculty of history of Fudan University and a researcher of morality and religion research centre of Tsinghua University. Prof. Chin has publication of thesis "Fu Ji Ya" etc. and received the First Prize of "Ji Xianlin" Oriental Literature Prize. Prof. Chin was appointed as an independent non-executive Director and a member of the audit committee of the Company in April 2002.

CHIEF SCIENTIST

Prof. Wang Yang Yuan, is appointed as the Chief Scientist of the Company in May 2003. Prof. Wang will be responsible for the Company's overall technology research and development and monitoring the investment in Semiconductor Manufacturing International Corporation ("SMIC"). Prof. Wang is also the chairman of the board of Semiconductor Manufacturing International Corporation (Shanghai), a wholly owned subsidiary of SMIC.

SUPERVISORS

Mr. Zhang Yong Li, aged 40, is chairman of the Company's supervisory committee. He graduated from the Geology Department of Peking University with a bachelor degree in Geology and subsequently obtained a doctorate degree in science from Chinese Science University. Mr. Zhang held various positions in the Beijing Beida Jade Bird Company Limited mainly in the areas of accounting and administration and has been appointed as deputy general manager and chief financial officer of Beijing Beida Jade Bird Company Limited since November 1998. Mr. Zhang is also the chairman of the supervisory committee of Shenzhen Macat Optics and Electronics Company Limited.

Mr. Du Hong, aged 52, is an independent Supervisor. He is currently a member of the qualification assessment committee of the State's Office senior engineering technology, a member of the assessment committee of the State's Science and Technology Advancement Award and a member of the strategic research expert committee of the State's "Eight, Six, Three" Plan relating to information security technology development. He is a senior engineer and was the president of the State Secrecy Bureau.

Ms. Lu Qing, aged 40, is an independent Supervisor. Ms. Lu graduated from Peking University with a bachelor degree in economics and subsequently obtained a master degree in economics and politics. In 1996, Ms. Lu obtained a master degree in business administration from HEC School of Management, Paris, France. Ms. Lu has extensive experience in investment consulting.

Mr. Li De Yong, aged 41, holds a master's degree in law from the Peking University. Mr. Li has worked in China Mechanical Machine and Accessories Engineering Company and is a qualified senior engineer. He has participated in various environmental protection projects and had extensive experience in marketing. Mr. Li then worked in the personnel department of Peking University and has extensive experience in human resources and management. Mr. Li joined Beijing Beida Jade Bird Company Limited as assistant to President in year 2003.

Ms. Dong Xiao Qing, aged 36, joined Beijing Beida Jade Bird Company Limited in March 1999 responsible for human resources. In June 2000, Ms. Dong was appointed as the head of the human resources department of the Company. Ms. Dong has over six years experience in human resources in IT industry. She is familiar with the State Labour Law and has practical experience in human resources.

SENIOR MANAGEMENT

Mr. Duan Yun Suo, aged 38, is a research manager and vice president of the Company. He obtained a doctorate in medicine engineering of Zhejiang University. He carried out post-doctorate research in the Computer Science and Technology Department of Peking University. Since 1997, he was an associate professor of the Computer Science and Technology Department of Peking University. Mr. Duan has extensive experience in research and development of network and information security and communication.

Mr. Wong Tak Chuen, aged 40, is the financial controller and the company secretary of the Company. He has over 16 years of experience in auditing, accounting, taxation and financial management in Hong Kong and the PRC. Mr. Wong is a fellow member of both the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants.

REPORT OF THE DIRECTORS

The directors present their report and the audited financial statements of the Company and the Group for the year ended 31 December 2004.

PRINCIPAL ACTIVITIES

The principal activities of the Group is the research, development, manufacturing, marketing and sale of embedded systems products, including network security products, wireless fire alarm systems, application specific integrated circuits, smart card application systems, remote automatic meter-reading systems and related products. The Group is also engaged in the sale of computer products and the provision of total solution services through the application of its existing embedded system products.

In December 2004, the Company disposed of its 60% owned subsidiary, Beijing Silicon Innovation Company Limited, for a consideration of RMB3,600,000. Save as disclosed above, there were no significant changes in the nature of the Group's principal activities during the year.

RESULTS AND DIVIDENDS

The Group's profit for the year ended 31 December 2004 and the state of affairs of the Group and the Company at that date are set out in the financial statements on pages 30 to 84 of this Annual Report.

An interim dividend of RMB11,848,000 (RMB1 cent per share) was declared and paid in 2004 (2003: Nil).

The directors do not recommend the payment of a final dividend in respect of the year (2003: Nil).

SUMMARY FINANCIAL INFORMATION

A summary of the published results and assets, liabilities and minority interests of the Group for the last five financial years and reclassified as appropriate, is set out on page 3. This summary does not form part of the audited financial statements.

PROPERTY, PLANT AND EQUIPMENT

Details of movements in the property, plant and equipment of the Company and the Group during the year are set out in note 13 to the financial statements.

SHARE CAPITAL AND SHARE OPTIONS

Details of movements in the Company's share capital during the year, together with the reasons thereof, are set out in note 26 to the financial statements.

For the year ended 31 December 2004, no share options were granted (2003: Nil). Details of the Company's share option scheme are set out in note 27 to the financial statements.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the Company's articles of association or the Company Law of the PRC which oblige the Company to offer new shares on a pro rata basis to existing shareholders.

PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES OF THE COMPANY

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

RESERVES

Details of movements in the reserves of the Company and the Group during the year are set out in note 28 to the financial statements and in the consolidated statement of changes in equity, respectively.

DISTRIBUTABLE RESERVES

As at 31 December 2004, in accordance with the PRC Company Law, an amount of approximately RMB378 million standing to the credit of the Company's capital reserve account, and an amount of approximately RMB53 million standing to the credit of the Company's statutory reserve funds (details of which are set forth in note 28 to the financial statements), as determined under the PRC accounting standards and regulations, were available for distribution by way of future capitalisation issue. In addition, the Company had, as detailed in note 28 to the financial statements, accumulated losses of approximately RMB24 million.

MAJOR CUSTOMERS AND SUPPLIERS

During the year, sales to the Group's five largest customers accounted for 34% of the total sales for the year while the largest customer accounted for 10% of the total sales for the year. Purchases from the Group's five largest suppliers also accounted for 56% of the total purchases for the year while the largest supplier accounted for 30% of the total purchases for the year.

The Group has sold certain products and provided certain services to certain companies with the same ultimate controlling shareholder of the Company, details of which are set out in the note "Connected transactions" below. Save as aforesaid, none of the directors of the Company or any of their associates or any shareholders (which, to the best knowledge of the directors, own more than 5% of the Company's issued share capital) had any beneficial interest in the Group's five largest customers and supplies.

Report of the Directors

DIRECTORS AND SUPERVISORS

The directors of the Company during the year were:

Executive directors:
Mr. Xu Zhen Dong
Mr. Xu Zhi Xiang
Mr. Zhang Wan Zhong
Mr. Gao Zhi Kai, Victor (resigned on 12 March 2004)

Non-executive directors:
Mr. Lo Lin Shing, Simon
Mr. Liu Yong Jin
Mr. Hao Yi Long
Mr. Wu Min Sheng
Mr. Li Li Xin

Independent non-executive directors:
Mr. Wang Chao Yong
Prof. Nan Xiang Hao
Prof. Chin Man Chung, Ambrose

Supervisors:
Mr. Zhang Yong Li
Mr. Du Hong
Ms. Lu Qing
Mr. Li De Yong
Ms. Dong Xiao Qing

DIRECTORS' AND SUPERVISORS' SERVICE CONTRACTS

Except for Mr. Wang Chao Yong whose contract commencement date is 17 December 2004, each of the Directors and supervisors has entered into a service contract with the Company for a term of three years commencing from 25 June 2003.

As at 31 December 2004, none of the Directors has any existing or proposed service contracts with the Company, excluding contracts expiring or determinable by the Company or any of its subsidiaries within one year without payment of compensation other than statutory compensation.

PROFILE OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Profile of the directors and supervisors of the Company, and the senior management of the Group are set out on pages 11 to 15 of this Annual Report.

DIRECTORS' AND SUPERVISORS' INTERESTS IN CONTRACTS

No director and supervisor had a material interest, whether directly or indirectly, in any contract of significance to the business of the Group to which the Company, its holding Company, or any of its subsidiaries or fellow subsidiaries was a party during the year.

CONTRACTS OF SIGNIFICANCE

The Company has entered into certain contracts with connected parties of the Group. Further details of the transactions undertaken in connection with these contracts during the year are explained in the note "Connected transactions" below and included in note 32 to the financial statements. The contract terms have been reviewed by the independent non-executive directors.

DIRECTORS', SUPERVISORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

At 31 December 2004, the interests and short positions of the directors, supervisors and chief executive in the share capital of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), which will be required to be notified to the Company and the Stock Exchange pursuant to: (a) Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which each of them is taken or deemed to have taken under such provisions of the SFO); or (b) which will be required pursuant to section 352 of the SFO to be entered in the register referred to in that section; or (c) will be required, pursuant to Rules 5.46 to 5.67 of the GEM Listing Rules relating to securities transactions by Directors, to be notified to the Company and the Stock Exchange, were as follows:

Long positions in ordinary shares of the Company:

			Number of shares held, capacity and nature of interest	Approximate percentage of the Company's total issued domestic share capital	Approximate percentage of the Company's total issued share capital
Name of director		*Note*	**Beneficiary of a trust**		
1.	Mr. Xu Zhen Dong	*(a)*	220,000,000	31.43%	18.57%
2.	Mr. Xu Zhi Xiang	*(a)*	220,000,000	31.43%	18.57%
3.	Mr. Zhang Wan Zhong	*(a)*	220,000,000	31.43%	18.57%
4.	Mr. Liu Yong Jin	*(a)*	220,000,000	31.43%	18.57%
5.	Mr. Wu Min Sheng	*(a)*	220,000,000	31.43%	18.57%
Name of supervisor					
1.	Mr. Zhang Yong Li	*(a)*	220,000,000	31.43%	18.57%
2.	Mr. Dong Xiao Qing	*(a)*	220,000,000	31.43%	18.57%

DIRECTORS', SUPERVISORS' AND CHIEF EXECUTIVE'S INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES (Cont'd)

Note:

(a) The above directors and supervisors of the Company are taken to be interested in the issued share capital of the Company through their respective interests as beneficiaries, among other beneficiaries, of Heng Huat Trust. By a declaration of trust ("Heng Huat Trust") made as a deed on 19 July 2000, Mr. Xu Zhen Dong, Mr. Zhang Wan Zhong and Ms. Liu Yue (who has been replaced by Mr. Xu Zhi Xiang since 9 May 2003 as a trustee) declared that they held the shares of Heng Huat Investments Limited ("Heng Huat") as trustees for the benefits of 477 employees of Beijing Beida Jade Bird Software System Company, Beijing Beida Jade Bird Limited, Beijing Beida Yu Huan Microelectronics System Engineering Company and Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited and their respective subsidiaries and associated companies and the Company. Heng Huat is beneficially interested in approximately 93.37% in the issued share capital of Dynamic Win Assets Limited ("Dynamic Win"), and is taken to be interested in 220,000,000 shares of the Company which Dynamic Win is interested. Mr. Xu Zhen Dong, Mr. Zhang Wan Zhong and Mr. Xu Zhi Xiang (who replaced Ms. Liu Yue as a trustee on 9 May 2003 upon Ms. Liu's resignation as a trustee on the same date) are trustees holding 60, 20 and 20 shares out of 100 shares in the issued share capital of Heng Huat.

Save as disclosed above, none of the directors, supervisors and chief executive had registered an interest or short position in the shares or underlying shares of the Company or any of its associated corporations that was required to be recorded pursuant to section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to Rule 5.46 to 5.67 of the GEM Listing Rules.

DIRECTORS' AND SUPERVISORS' RIGHTS TO ACQUIRE SHARES

Save as disclosed in the employee share option scheme disclosures in note 27 to the financial statements, at no time during the year were rights to acquire benefits by means of the acquisition of shares in the Company granted to any director and supervisor or their respective spouse or minor children, or were any such rights exercised by them; or was the Company, its holding company, or any of its subsidiaries or fellow subsidiaries a party to any arrangement to enable the directors and supervisors to acquire such rights in any other body corporate.

EMPLOYEE SHARE OPTION SCHEME

The Company conditionally approved a share option scheme on 5 July 2000, pursuant to which the board may, at its discretion, grant share option to any full-time employees of the Group to subscribe for shares in the Company, subject to a maximum of 30% of the Company's shares in issue at the date of grant. However, employees who are PRC nationals shall not be entitled to exercise the option until the current restrictions on PRC nationals from subscribing for or dealing in H shares imposed by the relevant PRC law and regulations have been abolished or removed. No options have been granted by the Company to any employees of the Group since the date of establishment of the share option scheme.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

At 31 December 2004, the following interests of 5% or more of the issued share capital of the Company (except for Beijing Beida Jade Bird Software System which has only 3.38% and Asian Technology Investment Company Limited which has only 4.22%, respectively, of issued share capital of the Company) were recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

Long positions:

Name		Notes	Capacity and nature of interest	Number of ordinary shares held	Approximate percentage of the Company's domestic issued share capital	Approximate percentage of the Company's issued share capital
1.	Peking University	*(a)*	Through a controlled corporation	310,000,000	44.28%	26.16%
2.	Beijing Beida Yu Huan Microelectronics System Engineering Company	*(a)*	Directly beneficially owned	85,000,000	12.14%	7.17%
3.	Beijing Beida Jade Bird Software System	*(a)*	Directly beneficially owned	110,000,000	15.71%	9.28%
4.	Beijing Beida Jade Bird Limited	*(a)*	Directly beneficially owned	40,000,000	5.71%	3.38%
5.	Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited	*(a)*	Directly beneficially owned	75,000,000	10.71%	6.33%
6	Heng Huat	*(b)*	Through a controlled corporation	220,000,000	31.43%	18.57%
7.	Dynamic Win	*(b)*	Directly beneficially owned	220,000,000	31.43%	18.57%
8.	New World CyberBase Limited	*(c)*	Interest of controlled corporation	70,000,000	10.00%	5.91%
9.	New view Venture Limited	*(c)*	Directly beneficially owned	70,000,000	10.00%	5.91%
10.	Asian Technology Investment Company Limited		Directly beneficially owned	50,000,000	7.14%	4.22%

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES (Cont'd)

Notes:

(a) Peking University is taken to be interested in 26.16% of the total issued share capital of the Company through the following companies:

(i) 85,000,000 shares (representing approximately 7.17% of the Company's share capital) held by Beijing Beida Yu Huan Microelectronics System Engineering Company, which is beneficially wholly-owned by Peking University;

(ii) 110,000,000 shares (representing approximately 9.28% of the Company's total share capital) held by Beijing Beida Jade Bird Software System Co., which is beneficially wholly-owned by Peking University;

(iii) 40,000,000 shares (representing approximately 3.38% of the Company's total share capital) held by Beijing Beida Jade Bird Limited, which is approximately 46% owned by Peking University; and

(iv) 75,000,000 shares (representing approximately 6.33% of the Company's total share capital) held by Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited, the board of which is controlled by Beijing Beida Jade Bird Limited.

(b) The shares of the Company are held by Dynamic Win, which is 93.37% owned by Heng Huat.

(c) The shares of the Company are held by New View Venture Limited, which is wholly-owned by New World CyberBase Limited.

Save as disclosed above, no person, other than the directors and supervisors of the Company, whose interests are set out in the section "Directors', supervisors and chief executive's interests and short positions in shares and underlying shares" above, had registered an interest or short position in the shares or underlying shares of the Company that was required to be recorded pursuant to Section 336 of the SFO.

COMPETING INTERESTS

None of the directors, supervisors, the management shareholders of the Company and their respective associates (as defined in the GEM Listing Rules) had an interest in a business which competes or may compete with the businesses of the Group.

CONNECTED TRANSACTIONS

Upon the listing of the H shares of the Company on the GEM on 27 July 2000, transactions between the Group and its connected persons or their respective associates (as the respective terms are defined by the GEM Listing Rules) are governed by and are required to comply with the requirements of the GEM Listing Rules. The Group had the following connected transactions as recorded in its financial statements for the year ended 31 December 2004:

		RMB'000
(a)	Sale of embedded systems products and provision of total solution services to:	
	Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited	424
	Beijing Beida Jade Bird Limited	239
(b)	Rental expense for office building charged by Beijing Beida Jade Bird Limited	976
(c)	Interest income on amount due from Beijing Beida On-line Network Company Limited	765
(d)	Purchase of a 100% equity interest in Beida Jade Bird Overseas Education Limited from Hong Kong Jade Bird Sci-Tech Limited (note 29(a))	413
(e)	Disposal of a 20% equity interest in Beijing Silicon Innovation Company Limited to Beijing Beida Yu Huan Microeclectronics System Engineering Company (note 29(b))	1,200

The independent non-executive directors have reviewed the above transactions and have confirmed that:

1. the transactions were entered into by the Group in the ordinary and usual course of its business;

2. the transactions were entered into on terms that are fair and reasonable so far as the shareholders of the Company are concerned;

3. the transactions were entered into on normal commercial terms or, where there is no available comparison, on terms no less favourable than those available from or to (as appropriate) independent third parties; and

4. the transactions were entered into in accordance with the terms of the agreements governing such transactions.

POST BALANCE SHEET EVENTS

Details of the significant post balance sheet events of the Group are set out in note 34 to the financial statements.

AUDIT COMMITTEE

The Company has an audit committee which was established in compliance with Rules 5.23, 5.24 and 5.25 of the GEM Listing Rules, for the purposes of reviewing and providing supervision over the Group's financial reporting process and internal controls. The audit committee has three members comprising the three independent non-executive directors of the Company. An audit committee meeting was held in March 2005 to review the Group's 2004 annual report and provide advice and recommendations to the board of directors.

BOARD PRACTICES AND PROCEDURES

The Company was in compliance with the Board Practices and Procedures as set out in Rules 5.34 to 5.45 of the GEM Listing Rules throughout the year ended 31 December 2004, which applied before the amendment of the GEM Listing Rules relating to the Code on Corporate Governance Practices and Rule on Corporate Governance Report which took effect on 1 January 2005. The Company will prepare a Corporate Governance Report in accordance with Rule 18.44 if the GEM Listing Rules for the financial year ending 31 December 2005.

AUDITORS

Ernst & Young retire and a resolution for the reappointment of Ernst & Young as auditors of the Company will be proposed at the forthcoming annual general meeting.

ON BEHALF OF THE BOARD OF DIRECTORS
XU ZHEN DONG
Chairman

Beijing, the People's Republic of China
30 March 2005

REPORT OF THE SUPERVISORY COMMITTEE

To the Shareholders:

For the year ended 31 December 2004, the Supervisors of the Supervisory Committee have strictly complied with the requirements of the "Company Law of The People's Republic of China", "Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited" and the Articles of Association of the Company and adhered to the principles of honesty and integrity in discharging our supervisory duties and obligations faithfully and safeguarding the interests of the shareholders, the Company and its staff and be responsible to the shareholders.

During the year, two meetings of the Supervisory Committee were held:

(1) The second meeting of the second session of the Supervisory Committee was held at the conference room as the third floor of the Company on 24 March 2004. The agenda of the meeting was the review of the report of the 2003 annual results of the Company.

(2) The third meeting of the second session of the Supervisory Committee was held at the conference room on the third floor of the Company on 10 August 2004. The agenda of the meeting was the review of the report of the 2004 Interim results of the Company.

Moreover, the fourth meeting of the second session of the Supervisory Committee was held at the conference room on the third floor of the Company on 30 March 2005. The agenda of the meeting was the review of the report of the 2004 annual results of the Company.

During the period of this Report, the Supervisory Committee was present at all the major activities of the Company, such as the meetings of the Board of Directors and had discharged its supervisory functions over the Board of Directors and its members and senior management, such as general manager, deputy general managers, and the operations management of the Company.

Report of the Supervisory Committee

As a result of our work, the Supervisory Committee is in a position to express its independent opinion in respect of the following matters:

1. The Supervisory Committee has verified the financial information such as the financial and performance reports and the profit appropriations proposal to be submitted to the Annual General Meeting by the Board of Directors in a serious manner. We are of the opinion that the financial statements audited by Ernst & Young for the year ended 31 December 2004 have reflected truly and fairly the conditions of the operating results and the assets of the Company and of the Group.

2. The management of the Company was able to execute the affairs of the Company in accordance with the "Company Law of The People's Republic of China" and the Articles of Association of the Company and establish a proper internal control system. During the period of this Report, the Supervisory Committee has not discovered any act of the management, in the performance of their duties, that prejudiced the interests of the Company and its staff, or contravened the laws and regulations of the State and the Articles of Association of the Company.

3. During the year, the Company was not threatened with any major litigation nor was there any matter that the Supervisory Committee had intervened with or threatened against the Board of Directors.

4. The connected transactions of the Company, which have fully complied with the relevant provisions of the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited, were fair and reasonable. We have not discovered any act that prejudiced the interests of the Company.

We would like to express our appreciation for the strenuous supports given by the Shareholders, Directors and all staff to the work of the Supervisory Committee during the year.

By order of the Supervisory Committee
Zhang Yong Li
Chairman

Beijing, the People's Republic of China
30 March 2005

REPORT OF THE AUDITORS

ERNST & YOUNG
安永會計師事務所

To the members
Beijing Beida Jade Bird Universal Sci-Tech Company Limited
(Incorporated in the People's Republic of China with limited liability)

We have audited the financial statements on pages 30 to 84 which have been prepared in accordance with the accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants, except that the scope of our work was limited as explained below. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. However, the evidence made available to us by the Group was limited because sufficient information and explanations necessary to enable us to understand and assess the recoverability of the amounts due from related parties of RMB320 million have not been available. Details of the amounts due from related parties are set out in note 21 to the financial statements. There were no other satisfactory audit procedures that we could adopt to understand and assess the recoverability of the aforesaid amounts due from related parties.

In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report of the Auditors

QUALIFIED OPINION ARISING FROM LIMITATION OF AUDIT SCOPE

Except for any adjustments that might have been found to be necessary had we been able to obtain sufficient evidence concerning the recoverability of the amounts due from related parties of approximately RMB320 million, in our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2004 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

In respect alone of the limitation of our work relating to the recoverability of the amounts due from related parties, we have not obtained all the information and explanations that we considered necessary for the purpose of our audit.

Ernst & Young
Certified Public Accountants

Hong Kong
30 March 2005

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Year ended 31 December 2004

	Notes	2004	2003
		RMB'000	RMB'000
TURNOVER	5	130,503	199,740
Investment income, other revenue and gains	5	293,535	1,877
Operating expenses			
Materials and equipment		(102,442)	(148,037)
Employee costs		(18,406)	(18,021)
Depreciation of property, plant and equipment	13	(3,190)	(3,203)
Amortisation of goodwill and intangible assets	14&15	(5,886)	(6,230)
Impairment of goodwill		(3,556)	–
Other operating expenses		(47,379)	(9,814)
Total operating expenses		(180,859)	(185,305)
PROFIT FROM OPERATING ACTIVITIES	6	243,179	16,312
Finance income/(costs)			
Interest income		3,095	3,020
Interest expense		(11,328)	(12,425)
PROFIT BEFORE TAX		234,946	6,907
Tax	9	(3,280)	(2,399)
PROFIT BEFORE MINORITY INTERESTS		231,666	4,508
Minority interests		2,519	2,628
NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS	10	234,185	7,136
DIVIDENDS			
Interim	11(2)	(11,848)	–
		222,337	7,136
EARNINGS PER SHARE – Basic (RMB cents)	12	20.4	0.7

CONSOLIDATED BALANCE SHEET

31 December 2004

	Notes	2004	2003
		RMB'000	RMB'000
NON-CURRENT ASSETS			
Property, plant and equipment	13	9,656	6,319
Intangible assets	14	280	520
Goodwill	15	7,333	16,535
Long term investment	16	362,581	510,998
		379,850	534,372
CURRENT ASSETS			
Inventories	18	22,813	19,538
Trade receivables	19	27,578	71,915
Due from shareholders	20	43,781	31,328
Due from related parties	21	381,753	25,374
Prepayments, deposits and other receivables		8,641	25,793
Short term investments	22	2,000	–
Bills receivable		–	8,726
Cash and cash equivalents	23	322,066	278,009
		808,632	460,683
CURRENT LIABILITIES			
Short term bank loans	24	310,017	396,203
Trade payables	25	14,991	16,904
Advances from customers		9,827	11,783
Accrued liabilities and other payables		22,212	23,794
Due to shareholders	20	1,261	1,692
Due to related parties	21	1,993	742
Tax payable		6,313	3,639
		366,614	454,757
NET CURRENT ASSETS		442,018	5,926
TOTAL ASSETS LESS CURRENT LIABILITIES		821,868	540,298
MINORITY INTERESTS		3,470	6,131
		818,398	534,167
CAPITAL AND RESERVES			
Issued capital	26	118,480	110,400
Reserves		699,918	423,767
		818,398	534,167

XU ZHEN DONG
Director

XU ZHI XIANG
Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended 31 December 2004

	Notes	Issued share Capital	Capital reserve	Statutory reserve funds	Retained profits	Total
		RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
31 December 2002 and 1 January 2003		96,400	251,271	16,649	77,503	441,823
Issue of H shares		14,000	75,164	–	–	89,164
Share issue expenses		–	(5,610)	–	–	(5,610)
Payable written back*		–	1,654	–	–	1,654
Net profit for the year		–	–	–	7,136	7,136
Transfer from/(to) reserves	*11(1)*	–	–	1,218	(1,218)	–
31 December 2003 and 1 January 2004		110,400	322,479	17,867	83,421	534,167
Issue of H shares	*26*	8,080	56,210	–	–	64,290
Share issue expenses	*26*	–	(2,396)	–	–	(2,396)
Net profit for the year		–	–	–	234,185	234,185
Transfer to a capital reserve	*(i)*	–	1,427	–	(1,427)	–
Transfer from/(to) reserves	*11(1)*	–	–	35,084	(35,084)	–
Interim dividend	*11(2)*	–	–	–	(11,848)	(11,848)
31 December 2004		118,480	377,720#	52,951#	269,247#	818,398

* *In 2003, the Company reached a wavier agreement with an unrelated party, who had provided services to the Company during the listing of the Company's H shares on the Growth Enterprise Market (the "GEM") of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") in July 2000. Pursuant to the waiver agreement, the amount had been recorded as part of the issuance expenses for the listing in 2000 and in accordance with the prevailing accounting principles and regulations in the People's Republic of China, the amount waived was included in the capital reserve account in 2003 accordingly.*

(i) *In the current year, Hebei Beida Jade Bird Universal Fire Alarm Device Company Limited ("Hebei Fire Alarm"), a subsidiary of the Company, reached an agreement with a bank to restructure a bank loan of RMB3,060,000. Pursuant to the agreement, Hebei Fire Alarm was allowed to settle the bank loan by certain of its property with a total carrying amount of approximately RMB1,158,000, leading to a gain of approximately RMB1,902,000 recognised in the profit and loss account for the year. After taking into account minority interests and income tax effect, the net gain resulting from this debt restructuring attributable to the shareholders of the Company is approximately RMB965,000 which is required to be transferred to a capital reserve in accordance with PRC accounting principles and regulations.*

\# *These reserve accounts comprise the consolidated reserves of RMB699,918,000 (2003: RMB423,767,000) in the consolidated balance sheet.*

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2004

	Notes	2004	2003
		RMB'000	RMB'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit from operating activities		243,179	16,312
Adjustments for:			
Exchange losses/(gains), net	6	864	(1,646)
Provision for/(write-back of) doubtful debts	6	34,534	(1,603)
Provision against obsolete and slow-moving inventories	6	338	336
Loss on disposal of property, plant and equipment	6	1,246	719
Gain of disposal of a business	29(c)	–	(1,362)
Gain on disposal of a subsidiary	29(b)	(1,254)	–
Gain on disposal of long term investment	5	(289,214)	–
Gain on debt restructuring	5	(1,902)	–
Depreciation of property, plant and equipment	6	3,190	3,203
Amortisation of goodwill and intangible assets	6	5,886	6,230
Impairment of goodwill	6	3,556	–
Operating profit before working capital changes		423	22,189
Increase in inventories		(8,452)	(3,734)
Decrease in trade receivables		9,667	2,637
Increase/(decrease) in bills receivable		8,726	(8,726)
Increase in amounts due from shareholders		(12,453)	(21,956)
Increase in amounts due from related parties		(355,179)	(14,939)
Decrease/(increase) in prepayments, deposits and other receivables		8,130	(6,609)
Increase/(decrease) in trade payables		(1,135)	545
Increase in advances from customers		1,295	4,134
Increase in accrued liabilities and other payables		5,801	1,572
Decrease in amounts due to shareholders		(431)	(9,612)
Increase/(decrease) in amounts due to related parties		520	(1,558)
Cash used in operations		(343,088)	(36,057)
PRC corporate income tax paid		(606)	(54)
Net cash outflow from operating activities		(343,694)	(36,111)

Consolidated Cash Flow Statement

Year ended 31 December 2004

	Notes	2004	2003
		RMB'000	RMB'000
CASH FLOWS FROM INVESTING ACTIVITIES			
Decrease/(increase) in bank deposits with maturity of over three months		**32,163**	(92,941)
Purchases of property, plant and equipment	13	**(7,867)**	(983)
Purchase of a long term investment		**–**	(30)
Purchases of a short term investment	22	**(2,000)**	–
Acquisitions of a subsidiary	29(a)	**731**	–
Disposal of a subsidiary	29(b)	**1,504**	–
Disposal of a long term investment	16	**437,631**	–
Interest received		**3,961**	2,869
Net cash inflow/(outflow) from investing activities		**466,123**	(91,085)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of H shares	26	**64,290**	89,164
Share issue expenses	26	**(2,396)**	(5,610)
New bank loans		**–**	393,143
Repayment of bank loans		**(84,284)**	(360,000)
Dividend paid		**(11,848)**	–
Interest paid		**(11,407)**	(12,780)
Net cash inflow/(outflow) from financing activities		**(45,645)**	103,917
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		**76,784**	(23,279)
Cash and cash equivalents at beginning of year		**88,322**	109,955
Effect of foreign exchange rate changes		**(564)**	1,646
CASH AND CASH EQUIVALENTS AT END OF YEAR		**164,542**	88,322
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and bank balances	23	**101,739**	82,977
Non-pledged time deposits with original maturity of not longer than three months when acquired	23	**62,803**	5,345
		164,542	88,322

BALANCE SHEET

31 December 2004

	Notes	2004	2003
		RMB'000	RMB'000
NON-CURRENT ASSETS			
Property, plant and equipment	13	3,633	2,213
Interests in subsidiaries	17	580,785	571,705
		584,418	573,918
CURRENT ASSETS			
Inventories	18	2,149	5,714
Trade receivables		9,460	48,947
Due from shareholders	20	42,781	31,328
Due from related parties	21	59,755	24,006
Prepayments, deposits and other receivables		–	20,966
Short term investments	22	2,000	–
Bills receivable		–	8,726
Cash and cash equivalents	23	152,087	238,952
		268,232	378,639
CURRENT LIABILITIES			
Short term bank loans	24	310,017	393,143
Trade payables		181	1,982
Advances from customers		1,037	7,723
Accrued liabilities and other payables		15,637	15,683
Due to shareholders	20	909	1,010
Due to a related party	21	465	355
Tax payable		–	494
		328,246	420,390
NET CURRENT LIABILITIES		(60,014)	(41,751)
TOTAL ASSETS LESS CURRENT LIABILITIES		524,404	532,167
CAPITAL AND RESERVES			
Issued capital	26	118,480	110,400
Reserves	28	405,924	421,767
		524,404	532,167

XU ZHEN DONG
Director

XU ZHI XIANG
Director

NOTES TO FINANCIAL STATEMENTS

31 December 2004

1. CORPORATE INFORMATION AND PRINCIPAL ACTIVITIES

Beijing Beida Jade Bird Universal Sci-Tech Company Limited (the "Company") was incorporated as a Sino-foreign joint stock limited liability company in Beijing, the People's Republic of China (the "PRC"), on 29 March 2000. The Company's H shares have been listed on the GEM of the Stock Exchange since 27 July 2000.

During the year, the Company and its subsidiaries (collectively referred to as the "Group") were engaged in the research, development, manufacturing, marketing and sale of embedded systems products, including network security products ("NET"), wireless fire alarm systems ("WFAS"), application specific integrated circuits ("ASIC"), global positioning system application systems ("GPS"), smart card application systems ("IC"), remote automatic metre-reading systems ("RMR") and related products. The Group was also engaged in the sale of computer products ("Computer") and the provision of total solution services through the application of its existing embedded system products during the year.

In the opinion of the directors, the ultimate controlling shareholder is Peking University, a university in Beijing, the PRC.

2. IMPACT OF RECENTLY ISSUED HONG KONG FINANCIAL REPORTING STANDARDS ("HKFRSs")

The Hong Kong Institute of Certified Public Accountants has issued a number of new Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards, herein collectively referred to as the new HKFRSs, which are generally effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 December 2004.

The Group is in the process of making an assessment of the impact of these new HKFRSs and has so far concluded that the adoption of Hong Kong Accounting Standard 39 "Financial Instruments: Recognition and Measurement" would have the following significant effects. According to this standard, long term investment of the Group will be classified as available-for-sale financial asset which is measured at fair value instead of measuring at historical cost according to the existing accounting policy of the Group. Any adjustment of the previous carrying amount should be recognised as an adjustment of the balance of retained earnings at the beginning of the financial year in which the above standard is initially applied. As at 31 December 2004, the fair value of the long term investment was higher than the historical cost by approximately RMB285 million (note 16). The Group will be continuing with the assessment of the impact of the other new HKFRSs and other significant changes may be identified as a result.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (which also include Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2004. The results of subsidiaries acquired or disposed of during the year are consolidated from or to their effective dates of acquisition or disposal, respectively. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the results and net assets of the Company's subsidiaries.

Subsidiaries

A subsidiary is a company whose financial and operating policies the Company controls, directly or indirectly, so as to obtain benefits from its activities.

The results of subsidiaries are included in the Company's profit and loss account to the extent of dividends received and receivable. The Company's interests in subsidiaries are stated at cost less any impairment losses.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Goodwill

Goodwill arising on the acquisition of subsidiaries or business represents the excess of the cost of the acquisition over the Group's and the Company's share of the fair values of the identifiable assets and liabilities acquired as at the date of acquisition.

Goodwill arising on acquisition is recognised in the consolidated balance sheet and balance sheet as an asset and amortised on the straight-line basis over its estimated useful life of five years.

On disposal of subsidiaries or business, the gain or loss on disposal is calculated by reference to the net assets at the date of disposal, including the attributable amount of goodwill which remains unamortised and any relevant reserves, as appropriate.

The carrying amount of goodwill is reviewed annually and written down for impairment when it is considered necessary. A previously recognised impairment loss for goodwill is not reversed unless the impairment loss was caused by a specific external event of an exceptional nature that was not expected to recur, and subsequent external events have occurred which have reversed the effect of that event.

Impairment of assets

An assessment is made at each balance sheet date of whether there is any indication of impairment of any asset, or whether there is any indication that an impairment loss previously recognised for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's value in use or its net selling price.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the profit and loss account in the period in which it arises.

A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount of an asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation), had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is credited to the profit and loss account in the period in which it arises.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the profit and loss account in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the property, plant and equipment, the expenditure is capitalised as an additional cost of that asset.

Depreciation is calculated on the straight-line basis to write off the cost of each asset over its estimated useful life. The estimated useful lives of property, plant and equipment have been taken as follows:

Leasehold land	10 years
Buildings	20 years
Machinery and equipment	3-10 years
Leasehold improvements, furniture and office equipment	2-5 years
Motor vehicles	5 years

The gain or loss on disposal or retirement of a property, plant and equipment recognised in the profit and loss account is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Intangible assets

Information technology rights are stated at cost and amortised on the straight-line basis over their estimated useful lives of five years.

Research and development costs

All research costs are charged to the profit and loss account as incurred.

Expenditure incurred on projects to develop new products is capitalised and deferred only when the projects are clearly defined; the expenditure is separately identifiable and can be measured reliably; there is reasonable certainty that the projects are technically feasible; and the products have commercial value. Product development expenditure which does not meet these criteria is expensed when incurred.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Long term investments

Long term investments in listed and unlisted equity securities, intended to be held for a continuing strategic or long term purpose, are stated at cost less any impairment losses, on an individual investment basis.

When a decline in the fair value of a security below its carrying amount has occurred, unless there is evidence that the decline is temporary, the carrying amount of the security is reduced to its fair value, as estimated by the directors. The amount of the impairment is charged to the profit and loss account for the period in which it arises. When the circumstances and events which led to the impairment in value cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future, the amount of the impairment previously charged is credited to the profit and loss account to the extent of the amount previously charged.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the weighted average basis and, in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

Contracts for services

Contract revenue on the rendering of services comprises the agreed contract amount. Costs of rendering services comprise labour and other costs of personnel directly engaged in providing the services and attributable overheads.

Revenue from the rendering of services is recognised based on the percentage of completion of the transaction, provided that the revenue, the costs incurred and the estimated costs to completion can be measured reliably. The percentage of completion is established by reference to the costs incurred to date as compared to the total costs to be incurred under the transaction.

When the outcome of a contract cannot be estimated reliably, contract revenues are recognised only to the extent of contract costs incurred that are probable of recovery, and contract costs are recognised as an expense in the period in which they are incurred.

Provision is made for foreseeable losses as soon as they are anticipated by management.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Contracts for services (Cont'd)

Where contract costs incurred to date plus recognised profits less recognised losses exceed progress billings, the surplus is treated as an amount due from contract customers.

Where progress billings exceed contract costs incurred to date plus recognised profits less recognised losses, the surplus is treated as an amount due to contract customers.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheet, cash and cash equivalents comprise cash on hand and at banks, including time deposits, and assets similar in nature to cash, which are not restricted as to use.

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the profit and loss account.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the profit and loss account, or in equity if it relates to items that are recognised in the same or a different period directly in equity.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Income tax (Cont'd)

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences:

- except where the deferred tax liability arises from goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax assets and unused losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax assets and unused tax losses can be utilised:

- except where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are only recognised to the extent that it is probable that temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Cont'd)

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) from the sale of embedded systems and related products, when the installation work is completed, the customer has accepted the systems and products and the significant risks and rewards of ownership have been transferred to the customer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the embedded systems and related products sold;

(b) from the sale of computer products, when the merchandise is shipped, the title of which has passed and the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the computer products sold;

(c) from the rendering of total solution services, on the basis as set out under the heading "Contracts for services" above;

(d) rental income, on a time proportion basis over the lease terms; and

(e) interest income, on a time proportion basis taking into account the principal outstanding and the effective interest rate applicable.

Revenue is recorded net of sales surtaxes, where applicable.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, i.e. assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. The capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Dividends

Final dividends proposed by the directors are classified as a separate allocation of retained profits within the capital and reserves section of the balance sheet, until they have been approved by the shareholders in a general meeting. When these dividends have been approved by the shareholders and declared, they are recognised as a liability.

Foreign currencies

The books and records of the Group are maintained in Renminbi ("RMB"). Foreign currency transactions are recorded at the applicable exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at applicable exchange rates ruling at that date. Exchange differences are dealt with in the profit and loss account.

On consolidation, the financial statements of overseas subsidiaries are translated into RMB using the net investment method. The profit and loss accounts of overseas subsidiaries are translated into RMB at the weighted average exchange rates for the year, and their balance sheets are translated into RMB at the exchange rates ruling at the balance sheet date. The resulting translation differences are included in the exchange fluctuation reserve.

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into RMB at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into RMB at the weighted average exchange rates for the year.

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals payable to such operating leases are charged to the profit and loss account on the straight-line basis over the lease terms.

Short term investments

Short term investments are investments in equity securities held for trading purposes and are stated at their fair values on the basis of their quoted market prices at the balance sheet date, on an individual investment basis. The gains or losses arising from changes in the fair value of a security are credited or charged to the profit and loss account in the period in which they arise.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Employee benefits

Retirement benefits schemes

The Company and its PRC subsidiaries participate in defined contribution retirement schemes organised by the local government authorities in the PRC. All of the PRC employees are entitled to an annual pension equivalent to a fixed portion of their basic salaries at their retirement dates. The Company and its PRC subsidiaries are required to make contributions to the retirement schemes at a rate of 20% of the basic salaries of their PRC employees and have no further obligation for post-retirement benefits. The contributions are charged to the profit and loss account of the Group as they become payable in accordance with the rules of the scheme.

The Group operates a defined contribution Mandatory Provident Fund retirement benefits scheme (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance, for all of its employees in Hong Kong. Contributions are made based on a percentage of the employees' basic salaries and are charged to the profit and loss account as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme.

Share option scheme

The Company operates a share option scheme for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. The financial impact of share options granted under the share option scheme is not recorded in the Company's or the Group's balance sheet until such time as the options are exercised, and no charge is recorded in the profit and loss account or balance sheet for their cost. Upon the exercise of share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company in the capital reserve account. Options which are cancelled prior to their exercise date, or which lapse, are deleted from the register of outstanding options.

4. SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating businesses are structured and managed separately, according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of the other business segments. Summary details of the business segments are as follows:

(a) the manufacture and sale of NET

(b) the manufacture and sale of WFAS

(c) the manufacture and sale of ASIC

(d) the manufacture and sale of GPS

(e) the manufacture and sale of IC

(f) the manufacture and sale of RMR

(g) the trading of Computer

In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets.

Intersegment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

Notes to Financial Statements

31 December 2004

4. SEGMENT INFORMATION (Cont'd)

(a) Business segments

The following tables present revenue, profit/(loss) and certain asset, liability and expenditure information for the Group's business segments:

Group

	2004 *RMB'000*							
	NET	WFAS	ASIC	GPS	IC	RMR	Computer	Total
REVENUE								
Sales to external customers	9,430	44,244	25,434	-	106	420	50,869	130,503
RESULTS								
Segment results	(4,325)	7,302	787	-	(39)	(2,390)	362	1,697
Investment income and unallocated gain								289,214
Interest income								3,095
Interest expense								(11,328)
Unallocated corporate expenses								(47,732)
Profit before tax								234,946
Tax								(3,280)
Profit before minority interests								231,666
Minority interests								2,519
Net profit from ordinary activities attributable to shareholders								234,185
ASSETS								
Segment assets	16,766	45,007	558	1,019	77	3,035	492,520	558,982
Less: Intersegment assets	-	-	-	-	-	-	(96,460)	(96,460)
Unallocated corporate assets								725,960
Total assets								1,188,482
LIABILITIES								
Segment liabilities	4,112	28,110	-	1,064	49	4,437	19,108	56,880
Less: Intersegment liabilities	(186)	(13,507)	-	-	-	(499)	-	(14,192)
Unallocated corporate liabilities								323,926
Total liabilities								366,614
OTHER SEGMENT INFORMATION								
Capital expenditure	92	5,234	-	-	-	-	2,541	7,867
Depreciation of property, plant and equipment	504	1,746	295	40	2	38	565	3,190
Amortisation of goodwill	439	3,500	-	-	-	1,707	-	5,646
Amortisation of intangible assets	-	-	240	-	-	-	-	240
Impairment of goodwill	-	-	-	-	-	3,556	-	3,556
Provision for/(write-back of) doubtful debts, net	29,921	2,631	271	-	515	1,456	(260)	34,534
Provision against obsolete and slow-moving inventories	-	-	-	-	-	338	-	338

4. SEGMENT INFORMATION (Cont'd)

(a) Business segments (Cont'd)

Group

	2003 RMB'000								
	NET	WFAS	ASIC	GPS	IC	DVR	RMR	Computer	Total
REVENUE									
Sales to external customers	36,060	31,077	58,151	-	2,730	1,212	89	70,421	199,740
RESULTS									
Segment results	15,780	3,583	(2,165)	(193)	1,480	477	(1,428)	3,174	20,708
Interest income									3,020
Interest expense									(12,425)
Unallocated corporate expenses									(4,396)
Profit before tax									6,907
Tax									(2,399)
Profit before minority interests									4,508
Minority interests									2,628
Net profit from ordinary activities attributable to shareholders									7,136
ASSETS									
Segment assets	46,524	34,802	36,234	967	981	-	5,853	44,005	169,366
Less: Intersegment assets	-	-	(7,180)	-	-	-	-	-	(7,180)
Unallocated corporate assets									832,869
Total assets									995,055
LIABILITIES									
Segment liabilities	5,842	27,422	18,212	1,757	139	-	4,867	14,499	72,738
Less: Intersegment liabilities	(175)	(13,549)	(2,783)	-	-	-	(600)	-	(17,107)
Unallocated corporate liabilities									399,126
Total liabilities									454,757
OTHER SEGMENT INFORMATION									
Capital expenditure	257	585	139	-	-	-	-	2	983
Depreciation of property, plant and equipment	461	462	1,565	40	10	56	44	565	3,203
Amortisation of goodwill	439	3,500	-	-	-	343	1,708	-	5,990
Amortisation of intangible assets	-	-	240	-	-	-	-	-	240
Provision for/(write-back of) doubtful debts, net	(62)	116	418	-	(50)	(203)	135	(1,957)	(1,603)
Provision against obsolete and slow-moving inventories	222	-	-	-	114	-	-	-	336

4. SEGMENT INFORMATION (Cont'd)

(b) Geographical segments

The following table presents revenue and certain asset and capital expenditure information for the Group's geographical segments:

Group	**Mainland China**		**Hong Kong**		**Total**	
	2004	2003	**2004**	2003	**2004**	2003
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*
REVENUE						
Sales to external customers	**100,220**	155,994	**30,283**	43,746	**130,503**	199,740
OTHER SEGMENT INFORMATION						
Segment assets	**1,173,846**	987,629	**14,636**	7,426	**1,188,482**	995,055
Capital expenditure	**7,867**	983	**–**	–	**7,867**	983

5. TURNOVER, INVESTMENT INCOME, OTHER REVENUE AND GAINS

Turnover represents the net invoiced value of goods sold, after allowances for returns and trade discounts, and the value of services rendered, net of sales surtaxes, during the year. All significant intra-group transactions have been eliminated on consolidation.

An analysis of turnover, investment income, other revenue and gains is as follows:

	Group	
	2004	2003
	RMB'000	*RMB'000*
Turnover		
Sale of embedded systems and related products	**77,206**	114,926
Sale of computer products	**50,869**	70,421
Rendering of total solution services	**2,428**	14,393
	130,503	199,740
Investment income		
Gain on disposal of long term investment *(note 16)*	**289,214**	–
Other revenue		
Gross rental income *(note 32(b))*	**–**	315
Others	**1,165**	200
	1,165	515
Gains		
Gain on disposal of a subsidiary *(note 29(b))*	**1,254**	–
Gain on debt restructuring *	**1,902**	–
Gain on disposal of a business *(note 29(c))*	**–**	1,362
	3,156	1,362
	293,535	1,877

* *In the current year, Hebei Fire Alarm, a subsidiary of the Company, reached an agreement with a bank to restructure a bank loan of RMB3,060,000. Pursuant to the agreement, Hebei Fire Alarm was allowed to settle the bank loan by certain of its property with a total carrying amount of approximately RMB1,158,000, leading to a gain of approximately RMB1,902,000 recognised in the profit and loss account for the year.*

6. PROFIT FROM OPERATING ACTIVITIES

The Group's profit from operating activities is arrived at after charging/(crediting):

	Notes	**2004**	2003
		RMB'000	*RMB'000*
Cost of inventories sold		**102,307**	147,850
Cost of services provided, and which included:			
Employees costs		**1,301**	417
Depreciation of property, plant and equipment		**279**	516
Office expenses		**9**	4
Others		**303**	3
Employees costs (excluding directors' and supervisors' remuneration):			
Wages, salaries and bonuses		**13,575**	12,837
Social security costs		**1,676**	2,041
Retirement benefit contributions	*7*	**852**	1,251
Auditors' remuneration		**954**	956
Depreciation of property, plant and equipment	*13*	**3,190**	3,203
Research and development costs		**6,177**	6,936
Advertising and promotion costs		**4,498**	4,360
Exchange gains/(losses), net		**864**	(1,646)
Interest expense on bank loans wholly repayable within one year		**11,328**	12,425
Interest income from bank deposits		**(2,330)**	(2,255)
Interest income on an amount due from a related party	*32(b)*	**(765)**	(765)
Operating lease rental income in respect of equipment	*32(b)*	**–**	(315)
Loss on disposal of property, plant and equipment		**1,246**	719
Gain on disposal of a business	*29(c)*	**–**	(1,362)
Gain on disposal of a subsidiary	*29(b)*	**(1,254)**	–
Amortisation of goodwill	*15*	**5,646**	5,990
Amortisation of intangible assets	*14*	**240**	240
Impairment of goodwill	*15*	**3,556**	–
Operating lease rentals in respect of:			
Land and buildings		**1,997**	2,340
Equipment	*32(b)*	**–**	315
Provision for/(write-back of) doubtful debts, net		**34,534**	(1,603)
Provision against obsolete and slow-moving inventories	*18*	**338**	336
Research and development costs included:			
Employees costs		**4,278**	3,427
Depreciation of property, plant and equipment		**707**	2,044
Operating lease rentals of equipment	*32(b)*	**–**	315
Office expenses		**692**	617
Others		**500**	533

7. **RETIREMENT BENEFITS**

During the year ended 31 December 2004, the aggregate contributions of the Group to its retirement benefit schemes were approximately RMB852,000 (2003: RMB1,251,000). As at 31 December 2004, the Group had no forfeited contributions available to reduce its contributions to the pension schemes in future years (2003: Nil).

8. **DIRECTORS', SUPERVISORS' AND SENIOR EXECUTIVES' REMUNERATION**

(a) **Directors' and supervisors' remuneration:**

Directors' and supervisors' remuneration for the year, as required to be disclosed pursuant to the GEM Listing Rules and Section 161 of the Companies Ordinance, is as follows:

	Group	
	2004	2003
	RMB'000	*RMB'000*
Fees	**350**	500
Basic salaries, housing benefits, other allowances and benefits in kind	**1,052**	1,092
Bonuses *	**900**	300
Retirement benefits scheme contributions	**4**	–
	2,306	1,892

* *The bonuses were paid to executive directors and calculated at approximately 0.4% (2003: 4.0%) of the consolidated net profit from ordinary activities attributable to shareholders before the provision of such bonuses. Pursuant to the service contracts entered into between the Company and its executive directors, the Company's executive directors are entitled to an aggregate amount of bonuses of not more than 5% of the consolidated profit after tax but before the provision of such bonuses.*

The four executive directors of the Company received emoluments of approximately RMB649,000, RMB599,000, RMB558,000 and nil for the year ended 31 December 2004, and the five executive directors received emoluments of approximately RMB432,000, RMB382,000, RMB343,000, RMB235,000 and nil for the year ended 31 December 2003.

The five non-executive directors of the Company received individual fees of RMB50,000 each for the year ended 31 December 2004. One of the non-executive directors of the Company received an individual fee of RMB50,000 and the remaining eight non-executive directors of the Company received individual fees of RMB25,000 each for the year ended 31 December 2003.

8. DIRECTORS', SUPERVISORS' AND SENIOR EXECUTIVES' REMUNERATION (Cont'd)

(a) Directors' and supervisors' remuneration: (Cont'd)

The five supervisors of the Company received emoluments of approximately RMB30,000 each for the year ended 31 December 2004. The seven supervisors of the Company received emoluments of approximately RMB30,000, RMB30,000, RMB30,000, RMB15,000, RMB15,000, RMB15,000 and RMB15,000 for the year ended 31 December 2003.

The three independent non-executive directors received individual fees of approximately RMB50,000, RMB50,000 and nil for the year ended 31 December 2004, and the two independent non-executive directors received individual fees of approximately RMB50,000 each for the year ended 31 December 2003.

There was no arrangement under which a director or a supervisor waived or agreed to waive any remuneration during the year.

There was no emolument paid by the Group to the directors and supervisors as an inducement to join or upon joining the Group or as compensation for loss of office during the year.

(b) Five highest paid employees:

The five highest paid employees during the year included three (2003: three) executive directors, details of whose remuneration are also set out in the directors' and supervisors' remuneration in (a) above. Details of the remuneration of the five highest paid employees are as follows:

	Group	
	2004	2003
	RMB'000	*RMB'000*
Basic salaries, housing benefits, other allowances and benefits in kind	**2,052**	1,817
Bonuses	**900**	225
Retirement benefits scheme contributions	**16**	9
	2,968	2,051

8. DIRECTORS', SUPERVISORS' AND SENIOR EXECUTIVES' REMUNERATION (Cont'd)

(b) Five highest paid employees: (Cont'd)

There was no emolument paid by the Group to the employees as an inducement to join or upon joining the Group or as compensation for loss of office during the year.

The remuneration of each of the highest paid individuals for the year ended 31 December 2004 fell within the band of nil to RMB1,060,000 (equivalent to Hong Kong dollars 1,000,000).

9. TAX

Hong Kong profits tax has not been provided as the Group had no assessable profits arising in Hong Kong during the year (2003: Nil).

Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations, and practices in respect thereof.

	Group	
	2004	2003
	RMB'000	*RMB'000*
Current		
– Hong Kong	–	–
– Mainland China	**3,280**	2,399
Total tax charge for the year	**3,280**	2,399

9. **TAX** (Cont'd)

A reconciliation of the tax expense applicable to profit before tax using the statutory rates for the locations in which the Company and its subsidiaries are situated to the tax expense at the effective tax rates, and a reconciliation of the applicable rates (i.e. the statutory tax rates) to effective tax rates, are as follows:

	Group			
	2004		2003	
	RMB'000	%	*RMB'000*	%
Profit before tax	**234,946**		6,907	
Tax at the statutory tax rate	**77,532**	**33.0**	2,280	33.0
Lower tax rate for specific provinces or local authority	**(268)**	**(0.1)**	(1,695)	(24.5)
Income not subject to tax	**(95,441)**	**(40.6)**	(330)	(4.8)
Expenses not deductible for tax	**898**	**0.4**	985	14.3
Tax exemptions	**(134)**	**(0.1)**	(1,036)	(15.0)
Benefit from operating losses not recorded	**20,693**	**8.8**	2,195	31.7
Tax charge at the Group's effective rate	**3,280**	**1.4**	2,399	34.7

The Company is registered in the Beijing New Technology Enterprise Development Zone and has been certified by the relevant PRC authorities as a high technology enterprise. Pursuant to the Income Tax Law in the PRC, the Company is subject to corporate income tax at a rate of 15%. In accordance with an approval document issued by the relevant tax bureau, the Company has been granted income tax exemption for the three years ended 31 December 2002 and 50% reduction in corporate income tax for the three years ending 31 December 2005.

Beijing Jade Bird Haodi Electric System Company Limited ("Jade Bird Haodi") is registered in the Beijing New Technology Enterprise Development Zone and has been certified by the relevant PRC authorities as a high technology enterprise. Pursuant to the Income Tax Law in the PRC, Jade Bird Haodi is subject to corporate income tax at a rate of 15%. In accordance with an approval document issued by the relevant tax bureau, Jade Bird Haodi was granted income tax exemption for the three years ended 31 December 2000 and 50% reduction in corporate income tax for the three years ended 31 December 2003. From 1 January 2004 onwards, Jade Bird Haodi is subject to income tax at a rate of 33%.

9. TAX (Cont'd)

As at 31 December 2004, the Group had an aggregate amount of provision for doubtful debts and provision against obsolete and slow-moving inventories of approximately RMB38,226,000. Deferred tax assets have not been recognised in respect of these provisions as adequate future taxable profit available against which these deductible temporary differences can be utilised is beyond reasonable doubt.

At 31 December 2004, there was no significant unrecognised deferred tax liability (2003: Nil) for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries, as the directors do not have intention to remit such earnings to the Company in the foreseeable future.

10. NET PROFIT FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO SHAREHOLDERS

The net loss from ordinary activities attributable to shareholders for the year ended 31 December 2004 dealt with in the financial statements of the Company was approximately RMB57,809,000 (2003: net profit of RMB9,091,000) (note 28).

11. PROFIT APPROPRIATIONS

(1) Under the PRC Company Law and the respective companies' articles of association, the net profit after tax as reported in the PRC statutory financial statements, prepared in accordance with PRC accounting principles and regulations, can only be distributed as dividends after allowance has been made for the following:

(i) Making up prior years' cumulative losses, if any.

(ii) Allocations to the statutory common reserve fund of at least 10% of profit after tax, until the fund aggregates 50% of the Company's registered capital. For the purpose of calculating the transfer to this reserve, the profit after tax shall be the amount determined under PRC accounting principles and regulations. The transfer to this reserve must be made before any distribution of dividends to shareholders.

The statutory common reserve fund can be used to offset prior years' losses, if any, and part of the statutory common reserve fund can be capitalised as the Company's share capital provided that the amount of such reserve remaining after the capitalisation shall not be less than 25% of the registered capital of the Company.

(iii) Allocations of 5% to 10% of profit after tax, as determined under PRC accounting principles and regulations, to the Company's statutory public welfare fund, which will be established for the purpose of providing collective welfare benefits to the Company's employees such as the construction of dormitories, canteens and other staff welfare facilities. The fund forms part of the shareholders' equity as individual employees can only use these facilities, while the title of which will remain with the Company. The transfer to this fund must be made before any distribution of dividends to shareholders.

(iv) Allocations to the discretionary reserve fund if approved by the shareholders. The discretionary reserve fund can be used to offset prior years' losses, if any, and capitalised as the Company's share capital.

Notes to Financial Statements

31 December 2004

11. PROFIT APPROPRIATIONS

(2) Dividend

An interim dividend of RMB11,848,000 (RMB1 cent per share) was declared and paid in 2004 (2003: Nil).

The board of directors do not recommend the payment of a final dividend (2003: Nil).

In accordance with the articles of association of the Company, the net profit after tax of the Company for the purpose of profit distribution will be deemed to be the lesser of (i) the net profit determined in accordance with PRC accounting principles and regulations, and (ii) the net profit determined in accordance with Hong Kong accounting standards.

Cash dividend to shareholders in Hong Kong will be paid in Hong Kong dollars.

12. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the year ended 31 December 2004 of RMB234,185,000 (2003: RMB7,136,000), and the weighted average of 1,146,828,415 (2003: 1,032,273,973) ordinary shares in issues during the year as reflected in the new placement of H shares during the year.

The weighted average number of shares used to calculate the current year's basic earnings per share includes 1,104,000,000 shares issued from the beginning of 2004 to 20 June 2004 and the new placement of 80,800,000 H shares by the Company on 21 June 2004.

A diluted earnings per share amount for the year ended 31 December 2004 has not been disclosed as no diluting events existed during the year.

13. PROPERTY, PLANT AND EQUIPMENT

Group

	Leasehold Land RMB'000 (i)	Buildings RMB'000 (i) and (ii)	Machinery and equipment RMB'000 (ii)	Leasehold improvements, furniture and office equipment RMB'000	Motor vehicles RMB'000	Construction in progress RMB'000	Total RMB'000
Cost:							
At 1 January 2004	216	2,343	23,403	3,282	1,062	-	30,306
Additions	-	346	958	173	2,951	3,439	7,867
Disposal of a subsidiary (note 29(b))	-	-	(150)	-	-	-	(150)
Disposals	(216)	(1,412)	(1,380)	(5)	(117)	-	(3,130)
At 31 December 2004	-	**1,277**	**22,831**	**3,450**	**3,896**	**3,439**	**34,893**
Accumulated depreciation:							
At 1 January 2004	52	253	20,491	2,553	638	-	23,987
Provided during the year	18	465	1,335	790	582	-	3,190
Disposal of a subsidiary (note 29(b))	-	-	(56)	-	-	-	(56)
Disposals	(70)	(563)	(1,166)	(7)	(78)	-	(1,884)
At 31 December 2004	-	**155**	**20,604**	**3,336**	**1,142**	-	**25,237**
Net book value:							
At 31 December 2004	-	**1,122**	**2,227**	**114**	**2,754**	**3,439**	**9,656**
At 31 December 2003	164	2,090	2,912	729	424	-	6,319

13. PROPERTY, PLANT AND EQUIPMENT (Cont'd)

Company

	Buildings	Machinery and equipment	Leasehold improvements, furniture and office equipment	Motor vehicles	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
	(i) and (ii)	*(ii)*			
Cost:					
At 1 January 2004	878	20,307	3,052	419	24,656
Additions	–	74	10	2,496	2,580
Disposals	–	(6)	–	–	(6)
At 31 December 2004	**878**	**20,375**	**3,062**	**2,915**	**27,230**
Accumulated depreciation:					
At 1 January 2004	93	19,546	2,460	344	22,443
Provided during the year	42	431	338	348	1,159
Disposals	–	(5)	–	–	(5)
At 31 December 2004	**135**	**19,972**	**2,798**	**692**	**23,597**
Net book value:					
At 31 December 2004	**743**	**403**	**264**	**2,223**	**3,633**
At 31 December 2003	785	761	592	75	2,213

(i) *The Group's leasehold land and a building with an aggregate net book value of RMB994,200 (2003: RMB1,144,000) are located in Zhuo Lu, Hebei Province, the PRC, and are held under a land use right for a period of 40 years up to 31 December 2041. The other buildings with net book values of RMB668,000 (2003: RMB710,000) and RMB380,000 (2003: RMB400,000) are located in Beijing and Wuhan, the PRC, respectively. As of the date of these financial statements, the building ownership certificates of certain buildings with an aggregate net book value of RMB380,000 have yet to be obtained. The directors of the Company are of the view that the Group is entitled to lawfully and validly occupy and use the above-mentioned buildings. The directors of the Company are of the opinion that the aforesaid matter will not have any significant impact on the Group's financial position as at 31 December 2004.*

(ii) *As at 31 December 2004, the Group did not have any buildings, machinery and equipment pledged as collateral for the Group's banking facilities. As at 31 December 2003, the Group's buildings, machinery and equipment with an aggregate net book value of approximately RMB1,097,000 were pledged as collateral for the Group's banking facilities (note 24).*

14. INTANGIBLE ASSETS

Intangible assets comprising information technology rights are as follows:

	Group
	RMB'000
Cost:	
At 1 January 2004 and 31 December 2004	1,200
Accumulated amortisation:	
At 1 January 2004	680
Provided during the year	240
At 31 December 2004	**920**
Net book value:	
At 31 December 2004	**280**
At 31 December 2003	520

Notes to Financial Statements

31 December 2004

15. GOODWILL

The amount of goodwill capitalised as an asset in the consolidated balance sheet, arising from the acquisition of subsidiaries, is as follows:

	Group
	RMB'000
Cost:	
At 1 January 2004 and 31 December 2004	28,231
Accumulated amortisation and impairment:	
At 1 January 2004	11,696
Amortisation provided during the year	5,646
Impairment provided during the year	3,556
At 31 December 2004	**20,898**
Net book value:	
At 31 December 2004	**7,333**
At 31 December 2003	16,535

The amount of goodwill is stated at its cost, less accumulated amortization and impairment of RMB3,556,285 provided in 2004.

16. LONG TERM INVESTMENT

	Group	
	2004	2003
	RMB'000	*RMB'000*
Listed equity investment, at cost:		
Hong Kong *	**362,581**	–
Unlisted equity investment, at cost *	–	510,998
Market value of listed equity investment included above at cost	**647,546**	–

16. LONG TERM INVESTMENT (Cont'd)

Long term investment consists of a listed equity investment, at cost. The directors are of the opinion that the investment in Semiconductor Manufacturing International Corporation ("SMIC"), a company incorporated in the Cayman Islands, is to be held for long term purposes and as such, continues to be carried at historical cost as at 31 December 2004.

In 2001, the Group acquired 54,000,540 Series A Preference Shares (with voting rights and being convertible into ordinary shares) which were converted and then split into 540,005,400 ordinary shares, and acquired 54,000,540 non-voting, non-convertible and non-transferable Series A-1 preference shares of SMIC, for a cash consideration of US$60 million (equivalent to approximately RMB497 million) and US$540 (equivalent to approximately RMB4,500), respectively. The principal activities of SMIC and its subsidiaries are the manufacturing and marketing of advanced technology semiconductors in the PRC. Upon the initial public offering (the "IPO") of SMIC in March 2004, among the 540,005,400 ordinary shares held by the Group, a total number of 156,842,000 ordinary shares with the carrying amount of approximately RMB148 million were sold by the Group at a price of HK$2.69 per ordinary share, giving rise to a net proceeds of approximately RMB437 million and a gain on disposal of long term investment of approximately RMB289 million. Subsequent to the aforesaid disposal of SMIC's ordinary shares, the Group still holds 383,163,400 ordinary shares of SMIC.

As at 31 December 2004, as agreed among the Group, SMIC and its certain shareholders upon the IPO of SMIC in March 2004, out of the Group's total shareholding in SMIC of 383,163,400 ordinary shares, 302,162,590 ordinary shares were subject to respective lock-up periods (restricting the public sale of the Group's holding in SMIC), details of which are set out below:

Lock-up period expiring:	**Shareholding of SMIC shares**
In March 2005	81,000,810 shares
In September 2005	81,000,810 shares
In March 2006	81,000,810 shares
In August 2006	59,160,160 shares
	302,162,590 shares

Upon the expiry of the respective lock-up periods, the relevant SMIC ordinary shares will be available for public trading.

* *SMIC was listed during 2004 and hence, investment in SMIC changed from unlisted equity investment in 2003 to listed equity investment in 2004.*

17. INTERESTS IN SUBSIDIARIES

	Company	
	2004	2003
	RMB'000	*RMB'000*
Equity interests, at cost	**22,933**	27,433
Due from subsidiaries	**561,408**	551,452
Due to a subsidiary	**-**	(7,180)
	584,341	571,705
Provision for impairment	**(3,556)**	-
	580,785	571,705

The balances with subsidiaries at 31 December 2004 were interest-free, unsecured and did not have fixed repayment terms.

Particulars of the Company's subsidiaries as at 31 December 2004 are as follows:

Name	Place of incorporation/ establishment and operations	Legal status	Nominal value of registered capital	Percentage of equity interest directly attributable to the Company	Principal activities
Cayman Development	Cayman Islands/ Hong Kong	Limited liability company	US$10,000	100%	Technology research, development and sale of integrated circuits, computer products and related products
Hebei Beida Jade Bird Universal Fire Alarm Device Company Limited	Hebei Province, the PRC	Limited liability company	RMB10,000,000	75%	Technology research, development, manufacture and sale of fire alarm system products

17. INTERESTS IN SUBSIDIARIES (Cont'd)

Name	Place of incorporation/ establishment and operations	Legal status	Nominal value of registered capital	Percentage of equity interest directly attributable to the Company	Principal activities
Jade Bird Haodi	Beijing, the PRC	Limited liability company	RMB5,000,000	51%	Development, manufacture and sale of remote automatic metre-reading systems
Wuhan Beida Jade Bird Netsoft Company Limited ("Wuhan Netsoft")	Wuhan, the PRC	Limited liability company	RMB10,000,000	51%	Research, development, production and sale of network management products, and provision of the network systems integration services
Cayman Investment	Cayman Islands/ Hong Kong	Limited liability company	US$100	100%*	Investment holding
Beida Jade Bird Overseas Education Limited	British Virgin Islands/Hong Kong	Limited liability company	US$50,000	100%*	Investment holding

* *Indirect holding*

18. INVENTORIES

	Group		Company	
	2004	2003	**2004**	2003
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Raw materials	**5,406**	3,305	**785**	537
Work in progress	**1,560**	3,844	**588**	601
Finished goods	**16,729**	12,933	**1,320**	5,120
	23,695	20,082	**2,693**	6,258
Less: Provision against obsolete and slow-moving inventories	**(882)**	(544)	**(544)**	(544)
	22,813	19,538	**2,149**	5,714

The carrying amount of inventories (the Group and the Company) carried at net realisable value included in the above balance was nil (2003: RMB5,657,000) as at the balance sheet date.

19. TRADE RECEIVABLES

The Group's trading terms with its customers are mainly on credit, except for new customers, where payment in advance is sometimes required. The credit period generally ranges from three to six months, starting from the date on which the significant risks and rewards of ownership of products were transferred by the Group to customers or the date of completion of services provided or the payment due date as defined in the contracts, whichever is the later. Each customer has a maximum credit limit. The group seeks to maintain strict control over its outstanding receivables and has a credit control department to minimise credit risk. Overdue balances are reviewed regularly by senior management.

19. TRADE RECEIVABLES (Cont'd)

An aged analysis of the trade receivables of the Group as at the balance sheet date, based on the date on which the significant risks and rewards of ownership of products were transferred by the Group to customers or the date of completion of services provided or the payment due date as defined in the contracts, whichever is the later, is as follows:

	Group	
	2004	2003
	RMB'000	*RMB'000*
Outstanding balances aged:		
0 to 3 months	**13,195**	33,275
3 to 6 months	**11,260**	15,223
6 to 12 months	**4,328**	17,851
Over 12 months	**36,139**	8,376
	64,922	74,725
Less: Provision for doubtful debts	**(37,344)**	(2,810)
	27,578	71,915

Included in the trade receivables of the Group are the following amounts due from a shareholder and related parties which are repayable on similar credit terms to those offered to independent third party customers:

	2004	2003
	RMB'000	*RMB'000*
Amount due from a shareholder *(note 32(h))*	**–**	152
Amounts due from related parties *(note 32(h))*	**207**	129

Notes to Financial Statements

31 December 2004

20. BALANCES WITH SHAREHOLDERS

The balances with shareholders at 31 December 2004 were interest-free, unsecured and did not have fixed repayment terms.

Subsequent to the balance sheet date, an aggregate amount of balances due from shareholders of approximately RMB41,000,000 has been received by the Group.

21. BALANCES WITH RELATED PARTIES

Except for the amount due from Beijing Beida On-line Network Company Limited ("Beida On-line") which bears interest at an annual interest rate of 5.13%, all other balances with related parties at 31 December 2004 were interest-free. All balances with related parties were unsecured and did not have fixed repayment terms.

Subsequent to the balance sheet date, an aggregate amount of balances due from related parties of approximately RMB92,000,000 has been received by the Group.

Included in the amounts due from related parties as at 31 December 2004 was a sum of approximately RMB320 million, representing approximately RMB287 million as to Hong Kong Jade Bird Sci-Tech Limited and approximately RMB33 million as to Wisdom New Group Limited, both of which are controlled by Beijing Beida Jade Bird Limited ("Beida Jade Bird"). Pursuant to a share transfer agreement (the "Agreement") entered into with Beida Jade Bird on 24 March 2005, the sum was utilised as earnest money for acquiring a 44% equity interest in a property development company in Beijing. The Directors expect that the proposed acquisition transaction shall take place on or before 31 July 2005. In connection with the Agreement and the proposed acquisition, the Company has made an announcement to that effect on 24 March 2005. Pursuant to the Agreement, the earnest money shall be fully refunded to the Company, without interest, if the conditions set forth in the Agreement have not either been fulfilled or waived and hence, the proposed acquisition does not take place. In the opinion of the Directors, Beida Jade Bird is able to repay the earnest money, if so required, and a guarantee for repayment has been obtained from a company controlled by the Peking University.

Should the conditions precedent (including but not limited to approval by the independent shareholders of the Company and all necessary approvals and permissions from the relevant government and/or regulatory authorities) of the Agreement be fulfilled or waived by the Company, the earnest money would be applied and recorded in the consolidated balance sheet of the Group as interest in an associate.

22. SHORT TERM INVESTMENTS

	Company	
	2004	2003
	RMB'000	*RMB'000*
Unlisted investments, at cost	**2,000**	-

Short term unlisted investments comprise two investment funds in the PRC of RMB1,000,000 each.

23. CASH AND CASH EQUIVALENTS

	Group		Company	
	2004	2003	**2004**	2003
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Cash and bank balances	**101,739**	82,977	**49,735**	43,920
Time deposits	**220,327**	195,032	**102,352**	195,032
Cash and cash equivalents	**322,066**	278,009	**152,087**	238,952

24. SHORT TERM BANK LOANS

Short term bank loans of the Group and the Company bore interest at rates ranging from approximately 2.84% to 5.31% per annum at 31 December 2004 (2003: 2.84% to 5.31%).

A shareholder of the Company and a subsidiary of Peking University, the ultimate controlling shareholder of the Company, have jointly guaranteed certain of the Group and the Company's bank loans of up to US$37.5 million, or equivalent to approximately RMB310 million (2003: RMB393 million), as at the balance sheet date (note 32(g)).

As at 31 December 2003, there were also short term bank loans of the Group of RMB3,060,000 secured by mortgages over certain of the Group's buildings, machinery and equipment with an aggregate net book value of approximately RMB1,097,000 (note 13).

Notes to Financial Statements

31 December 2004

25. TRADE PAYABLES

An aged analysis of the trade payables of the Group as at the balance sheet date, based on the date on which the significant risks and rewards of ownership of materials were transferred by the suppliers to the Group, is as follows:

	Group	
	2004	2003
	RMB'000	*RMB'000*
Outstanding balances aged:		
0 to 3 months	**5,353**	9,917
3 to 6 months	**1,210**	184
6 to 12 months	**18**	2,841
Over 12 months	**8,410**	3,962
	14,991	16,904

Included in the trade payables of the Group is the following amount due to a shareholder:

	2004	2003
	RMB'000	*RMB'000*
Amount due to a shareholder *(note 32 (h))*	**32**	1,170

The amount due to a shareholder as at 31 December 2004 was interest-free, unsecured and did not have fixed repayment terms.

26. SHARE CAPITAL

	2004	2003
	RMB'000	*RMB'000*
Registered, issued and fully paid:		
700,000,000 (2003: 700,000,000) legal person shares of RMB0.10 each	**70,000**	70,000
484,800,000 (2003: 404,000,000) H shares of RMB0.10 each	**48,480**	40,400
	118,480	110,400

26. SHARE CAPITAL (Cont'd)

On 21 June 2004, 80,800,000 new H shares of the Company with a par value of RMB0.1 each were issued to the public and listed on the GEM by way of placing at a price of HK$0.75 (equivalent to approximately RMB0.80) per H share.

A summary of the transactions during the year with reference to the above movement in the Company's issued share capital is as follows:

	Number of shares in issue	Issued share capital	Capital reserve	Total
		RMB'000	*RMB'000*	*RMB'000*
At 31 December 2003 and 1 January 2004	1,104,000,000	110,400	322,479	432,879
Placement of new H shares	80,800,000	8,080	56,210	64,290
	1,184,800,000	118,480	378,689	497,169
Share issue expenses	–	–	(2,396)	(2,396)
Transfer to a capital reserve *(i)*	–	–	1,427	1,427
At 31 December 2004	1,184,800,000	118,480	377,720	496,200

Details of the Company's share option scheme are included in note 27 to the financial statements.

(i) Details are set out in note (i) in the consolidated statement of changes in equity.

27. EMPLOYEE SHARE OPTIONS

The Company has a share option scheme, pursuant to which the board of directors of the Company may grant options to full-time employees of the Group (including directors of the Company) to subscribe for H shares, subject to a maximum of 30% of the nominal value of the issued share capital of the Company from time to time, excluding for this purpose shares issued on the exercise of options. The subscription price will be determined by the Company's board of directors, and will not be less than the highest of (i) the nominal value of an H share, (ii) the average of the closing prices of the H shares quoted on the GEM on the five trading days immediately preceding the date of grant, and (iii) the closing price of the H shares quoted on the GEM on the date of grant, which must be a business day. However, employees who are PRC nationals shall not be entitled to exercise the option until the current restrictions on these persons from subscribing or dealing in H shares imposed by the laws and regulations in the PRC have been abolished or removed.

27. EMPLOYEE SHARE OPTIONS (Cont'd)

As of the date of these financial statements, no share options have been granted under the aforesaid scheme.

28. RESERVES

Company

	Notes	Capital reserve *RMB'000**	Statutory reserve funds *RMB'000*	Retained profits *RMB'000*	Total *RMB'000*
31 December 2002 and 1 January 2003		251,271	16,649	73,548	341,468
Issue of H shares		75,164	–	–	75,164
Share issue expenses		(5,610)	–	–	(5,610)
Payable written back**		1,654	–	–	1,654
Net profit for the year		–	–	9,091	9,091
Transfer from/(to) reserves		–	1,034	(1,034)	–
31 December 2003 and 1 January 2004		322,479	17,683	81,605	421,767
Issue of H shares	26	56,210	–	–	56,210
Share issue expenses	26	(2,396)	–	–	(2,396)
Net loss for the year		–	–	(57,809)	(57,809)
Transfer to a capital reserve	*(i)*	1,427	–	(1,427)	–
Transfer from/(to) reserves	*11(1)*	–	34,896	(34,896)	–
Interim dividend	*11(2)*	–	–	(11,848)	(11,848)
31 December 2004		377,720	52,579	(24,375)	405,924

* *The capital reserve may only be used to increase share capital.*

** *In 2003, the Company reached a wavier agreement with an unrelated party, who had provided services to the Company during the listing of the Company's H shares on the GEM of the Stock Exchange in July 2000. Pursuant to the waiver agreement, the amount had been recorded as part of the issuance expenses for the listing in 2000 and in accordance with the prevailing accounting principles and regulations in the PRC, the amount waived was included in the capital reserve account in 2003 accordingly.*

(i) *Details are set out in note (i) in the consolidated statement of changes in equity.*

29. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Acquisition of a subsidiary

	2004	2003
	RMB'000	*RMB'000*
Net assets acquired:		
Cash and bank balances	1,144	–
Due to a related party	(731)	–
	413	–
Satisfied by:		
Cash	413	–

An analysis of the net inflow of cash and cash equivalents in respect of the acquisition of a subsidiary is as follows:

	2004	2003
	RMB'000	*RMB'000*
Cash consideration	(413)	–
Cash and bank balances acquired	1,144	–
Net inflow of cash and cash equivalents in respect of the acquisition of a subsidiary	731	–

29. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (Cont'd)

(b) Disposal of a subsidiary

In 2004, the Company disposed of its entire shareholding interest in Beijing Beida Jade Bird Silicon Innovation Company Limited ("Beijing Silicon Innovation"), a 60% owned subsidiary of the Company, for a consideration of RMB3,600,000.

	2004	2003
	RMB'000	*RMB'000*
Net assets disposed of:		
Property, plant and equipment, net	94	–
Trade receivables	136	–
Prepayments, deposits and other receivables	8,778	–
Inventories	4,839	–
Cash and bank balances	896	–
Trade payables	(778)	–
Advances from customers	(3,251)	–
Accrued liabilities and other payables	(6,804)	–
Minority interests	(1,564)	–
Net assets	2,346	–
Gain on disposal of a subsidiary *(note 5)*	1,254	–
Satisfied by:	3,600	–
Due from a related party *(note 32(b))*	1,200	–
Cash	2,400	–
	3,600	–

An analysis of the net inflow of cash and cash equivalents in respect of the disposal of a subsidiary is as follows:

	2004	2003
	RMB'000	*RMB'000*
Cash consideration	2,400	–
Cash and bank balances disposed	(896)	–
Net inflow of cash and cash equivalents in respect of the disposal of a subsidiary	1,504	–

29. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (Cont'd)

(c) Disposal of a business

In 2003, the Company disposed of its entire assets and business of DVR to Shenzhen Jade Bird, a related party of the Company, for a consideration of RMB3,000,000.

	2004	2003
	RMB'000	*RMB'000*
Net assets disposed of:		
Property, plant and equipment, net	–	146
Intangible assets, net	–	1,841
Trade receivables	–	126
Prepayments, deposits and other receivables	–	193
Inventories	–	508
Accrued liabilities and other payables	–	(1,176)
	–	1,638
Gain on disposal of a business *(note 5)*	–	1,362
Satisfied by:		
Due from a related party *(note 32(h))*	–	3,000

30. Commitments

(a) Operating lease commitments

The Group leases certain of its office properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from one to two years.

As at 31 December 2004, the Group and the Company had the following minimum lease payments under non-cancellable operating leases in respect of land and buildings:

	Group	
	2004	2003
	RMB'000	*RMB'000*
Within one year	**1,007**	1,256
In the second to fifth years, inclusive	**170**	1,241
	1,177	2,497

	Company	
	2004	2003
	RMB'000	*RMB'000*
Within one year	**475**	436
In the second to fifth years, inclusive	**119**	546
	594	982

As at 31 December 2004, save as disclosed above, the Group and the Company did not have future lease payments under non-cancellable operating leases.

(b) Capital commitment

	Group	
	2004	2003
	RMB'000	*RMB'000*
Within one year	**2,461**	–
In the second to fifth years, inclusive	**–**	–
	2,461	–

31. CONTINGENT LIABILITIES

At the balance sheet date, neither the Group nor the Company had any significant contingent liabilities.

32. RELATED PARTY TRANSACTIONS

(a) A list of related parties and their relationship with the Group are as follows:

Name of related party	Relationship
Peking University	The ultimate controlling shareholder
The Institute	A department of Peking University
Beijing Beida Jade Bird Limited ("Beida Jade Bird")	A shareholder of the Company; also a company controlled by Peking University
Beijing Beida Yu Huan Microelectronics System Engineering Company ("Beida Yu Huan")	A shareholder of the Company; also a company controlled by Peking University
Beijing Tianqiao Beida Jade Bird Sci-Tech Company Limited ("Beijing Tianqiao")	A shareholder of the Company; also a company controlled by Peking University
Shanghai Beida Jade Bird Sci-Tech Limited ("Shanghai Jade Bird")	A shareholder of the Company; also a company controlled by Peking University
Chengdu Beida Jade Bird Nuclear Application Research Institute Co., Ltd. ("Chengdu Jade Bird")	A subsidiary of Beida Jade Bird
Shenyang Beida Jade Bird Sci-Tech Limited ("Shenyang Jade Bird")	A subsidiary of Beida Jade Bird
Hong Kong Jade Bird Sci-Tech Limited ("HK Jade Bird Sci-Tech")	A subsidiary of Beida Jade Bird
Wisdom New Group Limited ("Wisdom New Group")	A subsidiary of Beida Jade Bird
Shenzhen Beida Jade Bird Sci-Tech Company Limited ("Shenzhen Jade Bird")	A subsidiary of Beida Jade Bird

Notes to Financial Statements

31 December 2004

32. RELATED PARTY TRANSACTIONS (Cont'd)

(a) A list of related parties and their relationship with the Group are as follows: (Cont'd)

Name of related party	Relationship
Hainan Jade Bird Safeguard Fire Alarm and Monitor Technologies Company Limited ("Hainan Jade Bird")	An associate of Beida Jade Bird
Weifang Beida Jade Bird Huaguang Sci-Tech Company Limited ("Jade Bird Huaguang")	A subsidiary of Beida Jade Bird
Beida On-line	An associate of Beida Jade Bird
Sichuan Tian Mu Monitored Security Company Limited ("Tian Mu")	An associate of Beida Jade Bird
Zhuhai Beida Education and Science Park Company Limited ("Zhuhai Beida Education")	A subsidiary of Beida Jade Bird
Guangzhou Beida Jade Bird BIS Company Limited ("Guangzhou Jade Bird")	A company indirectly controlled by Peking University
Beijing Beida Jade Bird Software System Company ("Jade Bird Software")	A shareholder of the Company; also a company controlled by Peking University
Beida Jade Bird Security System Company Limited ("Security System")	A subsidiary of Beida Jade Bird
Beijing Science and Technology Enterprise Development Center of Peking University ("Beida Sci-Tech")	A company controlled by Peking University

32. RELATED PARTY TRANSACTIONS (Cont'd)

(b) Peking University is the ultimate controlling shareholder of the Company. In addition to the transactions and balances detailed elsewhere in these financial statements, the Group had the following material transactions with Peking University and the companies and parties under the control of Peking University during the year:

	2004	2003
	RMB'000	*RMB'000*
Sale of embedded systems products and provision of total solution services to:		
Beijing Tianqiao	**424**	981
Beida Jade Bird	**239**	217
Peking University	**–**	179
	663	1,377
Disposal of the business of DVR to Shenzhen Jade Bird *(note 29 (c))*	**–**	3,000
Rental expense for an office building charged by Beida Jade Bird	**976**	816
Interest income on an amount due from Beida On-line *(note 6)*	**765**	765
Rental expense for equipment charged by the Institute* *(note 6)*	**–**	315
Rental income for equipment earned from the Institute* *(note 6)*	**–**	315
Purchase of a 100% equity interest in Beida Jade Bird Overseas Education Limited from HK Jade Bird Sci-Tech *(note 29(a))*	**413**	–
Disposal of a 20% equity interest in Beijing Silicon Innovation to Beida Yu Huan *(note 29(b))*	**1,200**	–

* *Pursuant to the equipment lease agreements entered into between the Company and the Institute dated 17 April 2000, the Institute leased certain equipment to the Company for a period of five years at an hourly rate of RMB120, and the Company leased certain equipment to the Institute for a period of five years for an annual fee of RMB1,260,000. The aforesaid agreements were terminated on 16 April 2003.*

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the usual course of business.

32. RELATED PARTY TRANSACTIONS (Cont'd)

(c) Pursuant to the technology licence agreement entered into between the Company and Beijing Tianqiao dated 17 April 2000, Beijing Tianqiao has granted an exclusive licence to the Company for the use of certain GPS technology for a period of 10 years, in return for a royalty fee calculated at 3% on the total sales of products using this technology. No royalty fee was charged by Beijing Tianqiao to the Group in 2004 and 2003 as the Group did not have any sales of products using GPS technology in these years.

(d) Pursuant to the JB-CASE Technology Licence Agreement and Trademark Licence Agreement entered into between the Company and Jade Bird Software dated 17 April 2000, Jade Bird Software granted to the Company a non-exclusive licence to use the JB-CASE technology and certain of its trademarks for a period of 10 years for nil consideration.

(e) During the year ended 31 December 2004, the Group purchased certain computer products amounting to RMB45,600,000 (2003: RMB32,029,000) which were handled by Beijing Tianqiao on behalf of the Group at no charge.

(f) During the year, the Company entered into an office building operating lease agreement with Beida Jade Bird, with a right of renewal exercisable by the Company. Pursuant to this agreement, the expiry date is 1 April 2006 and the annual rental expense is approximately RMB475,200.

(g) As at 31 December 2004, the Group had banking facilities of USD37.5 million (equivalent to approximately RMB310 million) for short term loans (note 33). These short term bank loans were jointly guaranteed by a shareholder of the Company and a subsidiary of Peking University, the ultimate controlling shareholder of the Company.

32. RELATED PARTY TRANSACTIONS (Cont'd)

(h) Included in the consolidated balance sheet and the balance sheet are the following balances with shareholders and related parties:

	Group		Company	
	2004	2003	**2004**	2003
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Trade receivables from a shareholder *(note 19)*:				
Beida Jade Bird	**–**	152	**–**	152
Trade receivables from related parties *(note 19)*:				
Security System	**5**	129	**5**	129
Hainan Jade Bird	**12**	–	**12**	–
Guangzhou Jade Bird	**117**	–	**117**	–
Chengdu Jade Bird	**12**	–	**12**	–
Shenyang Jade Bird	**61**	–	**61**	–
	207	129	**207**	129
Prepayments, deposits and other receivables from a related party:				
Jade Bird Huaguang	**200**	200	**200**	200
Due from shareholders *(note 20)*:				
Beijing Tianqiao	**40,000**	30,407	**40,000**	30,407
Beida Jade Bird	**1,781**	879	**781**	879
Peking University	**–**	42	**–**	42
Shanghai Jade Bird	**2,000**	–	**2,000**	–
	43,781	31,328	**42,781**	31,328

32. RELATED PARTY TRANSACTIONS (Cont'd)

(h) (Cont'd)

	Group		Company	
	2004	2003	**2004**	2003
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Due from related parties (*note 21*):				
Beida Sci-Tech	**47,000**	8,600	**47,000**	8,600
Beida On-line	**8,313**	7,859	**8,313**	7,859
HK Jade Bird Sci-Tech	**287,321**	3,265	**–**	3,265
Shenzhen Jade Bird	**3,600**	3,000	**3,600**	3,000
Security System	**1,817**	1,429	**–**	62
Jade Bird Huaguang	**842**	842	**842**	842
Hainan Jade Bird	**–**	250	**–**	250
Guangzhou Jade Bird	**–**	99	**–**	99
Zhuhai Beida Education	**–**	30	**–**	29
Wisdom New Group	**32,860**	–	**–**	–
	381,753	25,374	**59,755**	24,006
Trade payable to a shareholder (*note 25*):				
Beijing Tianqiao	**32**	1,170	**–**	–
Advances from customers (from shareholders):				
Beijing Tianqiao	**266**	150	**190**	150
Peking University	**–**	42	**–**	–
Shanghai Jade Bird	**123**	–	**6**	–
	389	192	**196**	150
Advances from customers (from a related party):				
Tian Mu	**–**	110	**–**	110

32. RELATED PARTY TRANSACTIONS (Cont'd)

(h) (Cont'd)

	Group		Company	
	2004	2003	**2004**	2003
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Due to shareholders (*note 20*):				
Beida Jade Bird	**860**	1,113	**583**	431
Beijing Tianqiao	**120**	179	**45**	179
Shanghai Jade Bird	**281**	–	**281**	–
Peking University	**–**	400	**–**	400
	1,261	1,692	**909**	1,010
Due to related parties (*note 21*):				
Security System	**387**	387	**–**	–
Shenzhen Jade Bird	**355**	355	**355**	355
HK Jade Bird Sci-Tech	**1,141**	–	**–**	–
Guangzhou Jade Bird	**110**	–	**110**	–
	1,993	742	**465**	355

33. BANKING FACILITIES

As at 31 December 2004, the Group had banking facilities of approximately USD37.5 million (equivalent to approximately RMB310 million) (2003: RMB396 million) for short term bank loans, which were all utilised. These facilities are secured by joint guarantees by a shareholder of the Company and a subsidiary of Peking University, the ultimate controlling shareholder of the Company, in respect of a loan of USD37.5 million, equivalent to approximately RMB310 million (2003: RMB393 million) (note 32(g)).

In addition, as at 31 December 2003, the Group's buildings, machinery and equipment with an aggregate net book value of approximately RMB1,097,000 were pledged as collateral for the Group's banking facilities (note 13).

34. POST BALANCE SHEET EVENTS

The Company entered into an Agreement with Beida Jade Bird on 24 March 2005. In this connection, the amounts due from related parties as at 31 December 2004 in an aggregate amount of approximately RMB320 million was utilised as earnest money for acquiring a 44% equity interest in a property development company in Beijing, details of which are set out in note 21 to these financial statements.

35. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 30 March 2005.

Principal place of business in PRC
中國主要營業地點

3rd Floor, Beida Jade Bird Building
No. 207 Chengfu Road, Haidian District
Beijing 100871 PRC
Tel: (86) 10 6275-1795 Fax: (86) 10 6275-8434

中國北京市海淀區成府路207號北大青鳥樓3樓
郵編：100871
電話：(86) 10 6275-1795
傳真：(86) 10 6275-8434

Place of business in Hong Kong
香港營業地點

Unit 02, 7th Floor, Asia Pacific Centre,
8 Wyndham Street, Central, Hong Kong.
Tel: (852) 2521-1668 Fax: (852) 2521-1669

香港中環雲咸街8號亞洲太平洋中心7樓02室
電話：(852) 2521-1668
傳真：(852) 2521-1669

Website of the Company
本公司網址

www.jbu.com.cn